UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Report on quarterly information review

Grant Thornton Auditores Independentes Av. Paulista, 37 – 1° andar Edifício Parque Cultural Paulista | Bela Vista São Paulo | SP | Brasil T +55 11 3886.5100 www.grantthornton.com.br

To Shareholders, Board Members and Management of

Telefonica Brasil S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim accounting information of TELEFÔNICA BRASIL S.A. and subsidiaries, contained in the ITR (Quarterly Information Form), referring to the quarter ended on March 31, 2014, which comprises the balance sheet of March 31, 2014 and related statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the three-month period then ended, including the notes.

The management is responsible for the preparation of the individual interim financial information in accordance with Technical Pronouncement CPC 21 (R1) – Interim Statements, and the consolidated interim financial information in accordance with CPC 21 (R1) and international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, as well as for the presentation of the information in accordance with the standards issued by CVM (Comissão de Valores Mobiliários – Brazilian SEC), applicable to the preparation of Interim Information – ITR. Our responsibility is to express a conclusion on the interim accounting information based on our review.

Scope of review

We have conducted our review according to the Brazilian and International standards of review for interim information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, respectively). A review of interim information consists of queries, especially to those responsible for financial and accounting matters and the application of analytical procedures and other review procedures.

The scope of a review is significantly smaller than the scope of an audit conducted in accordance with audit standards and, consequently, it did not allow us to obtain assurance that we were aware of all significant matters which could be identified in an audit. Consequently, we did not express an audit opinion.

Conclusion on the individual interim financial statements

Based on our review, we are not aware of any fact which could lead us to believe that the individual interim financial statements included in the quarterly information referred to above were not prepared, in all relevant aspects, in accordance with CPC 21 (R1), applicable to the preparation of the Quarterly Information – ITR, and presented according to the standards issued by CVM.

Conclusion on the consolidated interim financial information

Based on our review, we are not aware of any fact which could lead us to believe that the consolidated interim financial statements included in the quarterly information referred to above were not prepared, in all relevant aspects, in accordance with CPC 21 (R1), and IAS 34, applicable to the preparation of the Quarterly Information – ITR, and presented according to the standards issued by CVM.

Other matters

Interim information of value added

We have also reviewed, the interim statement of value added (SVA), individual and consolidated, related to the three-month period ended on March 31, 2014, prepared under the Entity’s management responsibility, the presentation of which, in the interim information, is required according to the standards issued by CVM applicable to the preparation of Quarterly Information – ITR, and considered as supplementary information by the IFRSs, which do not require the presentation of the SVA. These statements were submitted to the same review procedures previously described and, based on our review, we are not aware of any fact which could lead us to believe that they were not prepared, in all material aspects, in accordance with the individual and consolidated interim financial information as a whole.

São Paulo, May 07, 2014.

Clóvis Ailton Madeira

CTCRC Nº 1SP106895/O-1 "S"

Grant Thornton Auditores Independentes
CRC SP-025.583/O-1

TELEFÔNICA BRASIL S.A.
Balance sheets
March 31, 2014 and December 31, 2013
(In thousands of reais)

		Company		Consolidated
ASSETS	Note	03/31/2014	12/31/2013	03/31/2014	12/31/2013

Current assets		14,288,460	15,632,730	14,813,939	15,936,633
Cash and cash equivalents	3	3,880,907	6,311,299	4,544,521	6,543,936
Trade accounts receivable, net	4	5,702,497	5,541,023	5,914,608	5,802,859
Inventories	5	535,005	469,586	564,241	505,615
Taxes recoverable	6,1	1,968,530	2,168,797	1,996,637	2,191,962
Judicial deposits and garnishments	7	219,758	204,165	219,758	204,165
Derivative transactions	32	265,588	89,499	265,588	89,499
Prepaid expenses	8	1,017,072	254,743	1,020,583	257,286
Dividends and interest on equity	17	59,206	60,346	-	1,140
Other assets	9	639,897	533,272	288,003	340,171

Noncurrent assets		53,664,661	53,982,379	53,136,921	53,604,442
Short-term investments pledged as collateral	3	108,152	106,239	108,365	106,455
Trade accounts receivable, net	4	169,175	160,478	266,193	257,086
Taxes recoverable	6,1	422,170	368,388	422,170	368,388
Deferred taxes	6,2	-	-	198,171	210,294
Judicial deposits and garnishments	7	4,266,826	4,123,584	4,292,056	4,148,355
Derivative transactions	32	110,434	329,652	110,434	329,652
Prepaid expenses	8	25,913	24,879	26,257	25,364
Other assets	9	144,821	127,567	145,041	127,793
Investments	10	1,218,073	1,076,696	83,296	86,349
Property, plant and equipment, net	11	18,204,569	18,377,905	18,274,345	18,441,647
Intangible assets, net	12	28,994,528	29,286,991	29,210,593	29,503,059

Total assets		67,953,121	69,615,109	67,950,860	69,541,075

TELEFÔNICA BRASIL S.A.
Balance sheets
March 31, 2014 and December 31, 2013
(In thousands of reais)

		Company		Consolidated
LIABILITIES AND EQUITY	Note	03/31/2014	12/31/2013	03/31/2014	12/31/2013

Current liabilities		13,077,201	13,862,290	13,063,205	13,768,244
Personnel, social charges and benefits	13	340,514	427,067	343,522	431,403
Trade accounts payable	14	6,167,908	6,948,957	6,249,537	6,914,009
Taxes, charges and contributions	15	1,289,931	1,269,105	1,320,943	1,315,164
Loans, financing and lease	16.1	1,845,626	1,236,784	1,845,626	1,236,784
Debentures	16.2	295,675	286,929	295,675	286,929
Dividends and interest on equity	17	609,582	1,187,556	609,582	1,187,556
Provisions	18	608,346	561,403	608,346	561,403
Derivative transactions	32	48,601	44,463	48,601	44,463
Deferred revenue	19	844,683	812,843	848,397	817,551
Payable from reverse split of fractional shares		389,174	389,220	389,174	389,220
Authorization license		103,663	95,768	103,663	95,768
Other liabilities	20	533,498	602,195	400,139	487,994

Noncurrent liabilities		12,365,985	12,858,377	12,377,720	12,878,389
Personnel, social charges and benefits	13	14,601	18,698	14,601	18,698
Taxes, charges and contributions	15	101,245	52,252	124,073	75,074
Deferred taxes	6.2	785,381	722,634	785,381	722,634
Loans, financing and lease	16.1	2,404,672	3,215,156	2,404,672	3,215,156
Debentures	16.2	4,016,671	4,014,686	4,016,671	4,014,686
Provisions	18	4,222,322	4,042,789	4,242,219	4,062,410
Derivative transactions	32	32,311	24,807	32,311	24,807
Deferred revenue	19	253,884	252,351	254,842	253,661
Liabilities for post-retirement benefit plans	31	378,953	370,351	378,953	370,351
Other liabilities	20	155,945	144,653	123,997	120,912

Equity		42,509,935	42,894,442	42,509,935	42,894,442
Capital	21	37,798,110	37,798,110	37,798,110	37,798,110
Capital reserves	21	2,686,897	2,686,897	2,686,897	2,686,897
Income reserves	21	1,287,496	1,287,496	1,287,496	1,287,496
Premium on acquisition of non-controlling interest	21	(70,448)	(70,448)	(70,448)	(70,448)
Other comprehensive income	21	14,572	16,849	14,572	16,849
Retained earnings	21	660,770	-	660,770	-
Additional dividend proposed	21	132,538	1,175,538	132,538	1,175,538

Total liabilities and equity		67,953,121	69,615,109	67,950,860	69,541,075

TELEFÔNICA BRASIL S.A.
Income statements
Three-month periods ended March 31, 2014 and 2013
(In thousands of reais)

		Company		Consolidated
	Note	1st quarter of 2014	1st quarter of 2013	1st quarter of 2014	1st quarter of 2013

Net operating revenue	22	8,194,049	3,149,971	8,611,930	8,555,484

Cost of sales	23	(4,195,200)	(2,065,338)	(4,396,344)	(4,406,462)

Gross profit		3,998,849	1,084,633	4,215,586	4,149,022

Operating income (expenses)		(2,936,282)	(163,470)	(3,095,292)	(2,799,141)
Selling expenses	23	(2,483,497)	(772,866)	(2,510,013)	(2,176,008)
General and administrative expenses	23	(487,451)	(182,331)	(487,969)	(612,529)
Equity pickup	10	145,435	795,367	1,005	(446)
Other operating income (expenses), net	24	(110,769)	(3,640)	(98,315)	(10,158)

Operating Income before financial income (expenses)		1,062,567	921,163	1,120,294	1,349,881

Financial income	25	521,317	111,436	538,013	365,120
Financial expenses	25	(626,249)	(166,742)	(626,343)	(381,851)

Income before taxes		957,635	865,857	1,031,964	1,333,150

Income and social contribution taxes	26	(296,865)	(55,682)	(371,194)	(522,975)

Net income for the period		660,770	810,175	660,770	810,175

Basic and diluted earnings per common share		0.55	0.68
Basic and diluted earnings per preferred share		0.61	0.74

TELEFÔNICA BRASIL S.A.
Statements of changes in equity
Three-months periods ended March 31, 2014 and 2013
(In thousands of reais )

				Capital reserves				Income reserves
	Capital	Premium on acquisition of noncontrolling interests	Special goodwill reserve	Other capital reserve	Treasury shares	Legal reserve	Tax incentives	Retained earnings	Proposed additional dividend	Other comprehensive income (loss)	Total equity

Balances at December 31, 2012	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,100,000	-	-	3,148,769	17,792	44,681,120

Additional dividend proposed for 2012	-	-	-	-	-	-	-	-	(1,650,000)	-	(1,650,000)
Other comprehensive income (loss)	-	-	-	-	-	-	-	(430)	-	(12,697)	(13,127)
Net income for the period	-	-	-	-	-	-	-	810,175	-	-	810,175

Balances at March 31, 2013	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,100,000	-	809,745	1,498,769	5,095	43,828,168

Additional dividend proposed for 2012	-	-	-	-	-	-	-	-	(1,498,769)	-	(1,498,769)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	116,825	-	-	116,825
DIPJ adjustment – tax incentives	-	-	-	-	-	-	1,699	(1,699)	-	-	-
Other comprehensive income (loss)	-	-	-	-	-	-	-	14,694	-	11,754	26,448
Net income for the period	-	-	-	-	-	-	-	2,905,770	-	-	2,905,770
Allocation of income :
Legal reserve	-	-	-	-	-	185,797	-	(185,797)	-	-	-
Interim interest on Equity	-	-	-	-	-	-	-	(1,738,000)	-	-	(1,738,000)
Interim dividend	-	-	-	-	-	-	-	(746,000)	-	-	(746,000)
Additional dividend proposed	-	-	-	-	-	-	-	(1,175,538)	1,175,538	-	-

Balances at December 31, 2013	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,285,797	1,699	-	1,175,538	16,849	42,894,442

Additional dividend proposed for 2013	-	-	-	-	-	-	-	-	(1,043,000)	-	(1,043,000)
Other comprehensive income (loss)	-	-	-	-	-	-	-	-	-	(2,277)	(2,277)
Net income for the period	-	-	-	-	-	-	-	660,770	-	-	660,770

Balances at March 31, 2014	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,285,797	1,699	660,770	132,538	14,572	42,509,935

Outstanding shares (in thousands)											1,123,269
Equity value of shares											37.84

TELEFÔNICA BRASIL S.A.
Statements of comprehensive income
Three-month periods ended March 31, 2014 and 2013
(In thousands of reais)

	Company		Consolidated
	1st quarter of 2014	1st quarter of 2013	1st quarter of 2014	1st quarter of 2013
Net income for the period	660,770	810,175	660,770	810,175

Unrealized losses on investments available for sale	(1,295)	(11,258)	(1,295)	(11,258)
Taxes	440	3,997	440	3,997
	(855)	(7,261)	(855)	(7,261)

Cumulative translation adjustments - operations in foreign currency	(2,763)	(2,490)	(2,763)	(2,490)

Other comprehensive income to be reclassified to gains (losses) for subsequent periods	(3,618)	(9,751)	(3,618)	(9,751)

Actuarial gains (losses) and limitation effect of the assets of surplus plans	-	-	-	(651)
Taxes	-	-	-	221
	-	-	-	(430)

Gains (losses) derivative transactions	2,032	-	2,032	(4,464)
Taxes	(691)	-	(691)	1,518
	1,341	-	1,341	(2,946)

Interest in comprehensive income of subsidiaries	-	(3,376)	-	-

Other comprehensive income not to be reclassified to gains (losses) for subsequent periods	1,341	(3,376)	1,341	(3,376)

Comprehensive income for the period, net of taxes	658,493	797,048	658,493	797,048

TELEFÔNICA BRASIL S.A.
Cash flow statements
Three-month periods ended March 31, 2014 and 2013
(In thousands of reais)
	Company		Consolidated
	1st quarter of 2014	1st quarter of 2013	1st quarter of 2014	1st quarter of 2013
Cash generated by operating activities

Income before taxes	957,635	865,857	1,031,964	1,333,150

Expenses (revenues) not representing changes in cash	1,828,803	50,855	1,957,146	1,842,432
Depreciation and amortization	1,438,697	668,409	1,443,554	1,397,276
Foreign exchange (gains) losses on loans	30,306	9,924	30,306	31,141
Monetary (gains) losses	22,087	8,571	15,557	17,543
Equity pickup	(145,435)	(795,367)	(1,005)	446
Losses on write-off/sale of goods	16,232	(53,996)	16,375	(53,633)
Provision for impairment - accounts receivable	196,448	80,152	207,860	203,086
Provision (reversal) of trade accounts payable	(20,340)	(7,969)	(51,495)	16,798
Provision (Write-offs and reversals of) provision for impairment – inventories	(3,345)	3,294	1,832	6,668
Pension plans and other post-employment benefits	7,882	6,648	7,878	6,579
Provisions for tax, civil, labor and regulatory contingencies	125,959	63,881	125,972	100,166
Interest expense	159,981	69,375	159,981	115,282
Provision for (reversal of) divestiture	366	(2,067)	366	(2,516)
Provisions for customer loyalty program	(35)	-	(35)	3,596

(Increase) decrease in operating assets:	(1,308,685)	(88,194)	(1,126,141)	(434,565)
Trade accounts receivable	(366,619)	(48,917)	(328,716)	(207,831)
Inventories	(62,074)	(10,303)	(60,458)	(22,904)
Taxes recoverable	(106,361)	(1,239)	(111,303)	(172,493)
Prepaid expenses	(656,776)	(16,449)	(657,603)	(176,225)
Other current assets	(110,330)	9,355	48,463	144,711
Other noncurrent assets	(6,525)	(20,641)	(16,524)	177

TELEFÔNICA BRASIL S.A.
Cash flow statements (Continued)
Three-month periods ended March 31, 2014 and 2013
(In thousands of reais)
Increase (decrease) in operating liabilities:	(637,671)	18,959	(591,905)	(479,620)
Personnel, social charges and benefits	(90,650)	(50,628)	(91,978)	(63,820)
Trade accounts payable	(322,904)	6,967	(169,852)	(393,922)
Taxes, charges and contributions	239,973	158,013	218,977	520,724
Interest paid	(196,524)	(93,643)	(196,524)	(160,627)
Income and social contribution taxes paid	(151,677)	-	(207,928)	(351,863)
Other current liabilities	(53,042)	20,097	(73,194)	(9,382)
Other noncurrent liabilities	(62,847)	(21,847)	(71,406)	(20,730)
Total cash provided by operating activities	840,082	847,477	1,271,064	2,261,397
Cash provided by (used in) investing activities
Future capital contributions in subsidiaries	-	(46,050)	-	-
Additions to PP&E and intangible assets (net of donations)	(1,418,198)	(480,723)	(1,424,540)	(1,127,556)
Cash received from sale of PP&E items	4,581	20,045	4,581	316,407
Redemption (realization) of judicial deposits	(89,532)	(21,128)	(83,195)	(25,586)
Dividends and interest on equity received	1,140	1,320,449	1,140	-
Total cash provided by (used in) investing activities	(1,502,009)	792,593	(1,502,014)	(836,735)

Cash used in (provided by) financing activities

Payments of loans ,financing and debentures	(218,718)	(108,603)	(218,718)	(220,772)
Loans and debentures raised	87,422	-	87,422	9,493
Payment net of derivative agreements	(16,149)	(6,130)	(16,149)	(12,749)
Reversed split/fractional shares paid	(46)	(68)	(46)	(68)
Dividends and interest on equity paid	(1,620,974)	(1,583,101)	(1,620,974)	(1,583,101)
Total cash used in (provided by) financing activities	(1,768,465)	(1,697,902)	(1,768,465)	(1,807,197)

Decrease in cash and cash equivalents	(2,430,392)	(57,832)	(1,999,415)	(382,535)

Cash and cash equivalents at beginning of period	6,311,299	3,079,282	6,543,936	7,133,485
Cash and cash equivalents at end of period	3,880,907	3,021,450	4,544,521	6,750,950

Changes in cash and cash equivalents in the period	(2,430,392)	(57,832)	(1,999,415)	(382,535)

TELEFÔNICA BRASIL S.A.
Statements of value added
Three-month periods ended March 31, 2014 and 2013
(In thousands of reais)
	Company		Consolidated
	1st quarter of 2014	1st quarter of 2013	1st quarter of 2014	1st quarter of 2013

Revenues	11,150,697	4,138,408	11,674,630	11,617,590
Sales	11,190,046	4,156,028	11,710,265	11,674,436
Other revenues	157,099	62,532	172,225	146,240
Provision for impairment - accounts receivable	(196,448)	(80,152)	(207,860)	(203,086)

Inputs acquired from third parties	(4,206,498)	(1,888,358)	(4,441,803)	(4,282,391)
Cost of sales and resales	(2,343,933)	(1,410,444)	(2,562,140)	(2,725,206)
Materials, electric energy, outsourced services and other	(1,848,534)	(535,110)	(1,863,972)	(1,611,696)
Loss/recovery of assets values	(14,031)	57,196	(15,691)	54,511

Gross value added	6,944,199	2,250,050	7,232,827	7,335,199

Retentions	(1,438,697)	(668,409)	(1,443,554)	(1,397,276)
Depreciation and amortization	(1,438,697)	(668,409)	(1,443,554)	(1,397,276)

Net value added produced	5,505,502	1,581,641	5,789,273	5,937,923

Value added received in transfer	666,752	906,803	539,018	364,674
Equity pickup	145,435	795,367	1,005	(446)
Financial income	521,317	111,436	538,013	365,120

Total value added to be distributed	6,172,254	2,488,444	6,328,291	6,302,597

TELEFÔNICA BRASIL S.A.
Statements of value added (Continued)
Three-month periods ended March 31, 2014 and 2013
(In thousands of reais)

Distribution of value added	(6,172,254)	(2,488,444)	(6,328,291)	(6,302,597)

Personnel, social charges and benefits	(561,966)	(249,859)	(567,222)	(633,978)
Direct compensation	(360,531)	(142,479)	(364,208)	(376,112)
Benefits	(172,408)	(84,599)	(173,625)	(218,250)
FGTS	(29,027)	(22,781)	(29,389)	(39,616)
Taxes, charges and contributions	(3,697,844)	(1,049,321)	(3,846,589)	(3,857,609)
Federal	(1,235,885)	(303,377)	(1,361,210)	(1,473,575)
State	(2,447,866)	(733,561)	(2,449,653)	(2,363,153)
Municipal	(14,093)	(12,383)	(35,726)	(20,881)
Debt remuneration	(1,056,434)	(283,243)	(1,057,740)	(855,316)
Interest	(625,501)	(165,300)	(625,500)	(379,856)
Rental	(430,933)	(117,943)	(432,240)	(475,460)
Equity remuneration	(660,770)	(810,175)	(660,770)	(810,175)
Retained profit	(660,770)	(810,175)	(660,770)	(810,175)
Other	(195,240)	(95,846)	(195,970)	(145,519)
Provisions for tax, civil, labor and regulatory contingencies	(195,240)	(95,846)	(195,970)	(145,519)

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

1.    OPERATIONS

a. Background information

Telefônica Brasil S.A. (Company or Telefônica Brasil) is a publicly-traded corporation operating in telecommunication services and in the performance of activities that are necessary or useful in the rendering of such services, in conformity with the concessions, authorizations and permits it has been or granted.  The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, nº 1376, in the city and State of São Paulo, Brazil, is a member of Telefónica Group, the telecommunications industry leader in Spain, also being present in various European and Latin American countries.  At March 31, 2014 and December 31, 2013, Telefónica S.A., holding company of the Group, held a total of 73.81% direct and indirect interest in the Company, being 91.76% of common shares and 64.60% of preferred shares (See Note 21).

b. Operations

The Company is primarily engaged in the rendering of land-line telephone and data services in the state of São Paulo, under Fixed Switched Telephone Service Concession Arrangement (STFC) and Multimedia Communication Service (SCM) authorization, respectively.  Also, the Company is authorized to render STFC services in Regions I and II of the General Service Concession Plan (PGO/2008) and other telecommunications services, such as SCM (data communication, including broadband internet), SMP (Personal Communication Services) and SEAC (Conditional Access Audiovisual Services) (especially by means of DTH and cable technologies).

Service concessions and authorizations are granted by Brazil’s Telecommunications Regulatory Agency (ANATEL), under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law (“Lei Geral das Telecomunicações” - LGT), amended by Laws No. 9986 of July 18, 2000 and No. 12485 of September 12, 2011. Operation of such concessions and authorizations is subject to supplementary regulations and plans issued.

b.1) STFC service concession arrangement

The Company is the grantee on an STFC concession to render land-line services in the local network and national long distance calls originated in sector 31 of region III, which comprises the state of São Paulo (except for cities within sector 33), as established in the General Service Concession Plan (PGO/2008).

The Company’s current STFC service concession arrangement is effective until December 31, 2025, and may be subject to reviews on December 31, 2015 and December 31, 2020.

In accordance with the service concession arrangement, every two years, during the arrangement’s 20-year term, the Company shall pay a fee equivalent to 2% (two percent) of its prior-year STFC revenue, net of applicable taxes and social contributions.

b.2) Authorizations and frequencies related to Mobile Telephone Services (SMP)

Frequency authorizations granted by ANATEL for mobile telephone services may be renewed only once, over a 15-year period, through payment, every two years after the first renewal, of fees equivalent to 2% (two percent) of the Company’s prior-year revenue, net of taxes and social contributions, related to the application of the Basic and Alternative Plans of Service.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

The Company operates SMP services, in accordance with the authorizations it has been given. Information on operation areas (regions) and expirations of radiofrequency authorizations are the same as in Note 1.c2 - “Authorizations and frequencies related to mobile telephone services”, disclosed in the financial statements as at December 31, 2013.

c. Corporate restructuring

In order to streamline the Company’s organizational structure, to rationalize the services provided by its subsidiaries and to concentrate service provision in two operating entities, namely the Company and its wholly-owned subsidiary Telefônica Data S.A. (TData or Subsidiary), the Company carried out a corporate restructuring approved by ANATEL, under the terms of Act No. 3,043 of May 27, 2013, as published in the Federal Official Gazette (DOU) of May 29, 2013, subject to the conditions thereunder.

The Board of Directors’ meeting held on June 11, 2013 approved the terms and conditions of the corporate restructuring process involving the Company’s wholly-owned subsidiaries and subsidiaries.

Company General Annual Meeting held on July 1, 2013 approved aforementioned corporate restructuring, which included spin-offs and mergers of subsidiaries and of companies directly or indirectly controlled by the Company, so that the economic activities other than telecommunications services, including the provision of Value Added Services as defined in article 61 of the General Telecommunications Law (LGT) (with such activities being jointly and generally referred to as SVAs), provided by the various wholly-owned subsidiaries/subsidiaries were concentrated in TData and the telecommunication services were consolidated by the Company.

All of the spin-offs or split-ups, as the case may be, and the merger of the net assets of the companies involved in the restructuring process took place on the same date and had the same base date (April 30, 2013), as follows: the Company merged (i) the net assets of TData, arising from its spin-off, corresponding to the activities related to the provision of service of Multimedia Communication Service (SCM); (ii) the net assets of Vivo S.A. (Vivo), arising from its split-up, corresponding to the use of Personal Communication Services (SMP), Multimedia Communication Services (SCM) and STFC in local, domestic and international long distance calls in regions I and II of the General Service Concession Plan (PGO); (iii) the net assets of ATelecom S.A. (ATelecom), arising from its split-up, corresponding to the activities related to the provision of Conditional Access Audiovisual Services (SEAC) (through DTH technology) and SCM, and the net assets of SVAs and other services other than telecommunications services were merged into TData, thus ATelecom's operations was ceased; and (iv) Telefônica Sistema de Televisão S.A. (TST), which concentrated the activities related to the provision of SEAC and SCM services before its merger into the Company, due to the full merger of Lemontree Participações S.A. (Lemontree), GTR-T Participações e Empreendimentos S.A. (GTR-T), Ajato Telecomunicações Ltda (Ajato), Comercial Cabo TV São Paulo S.A. (CaTV) e TVA Sul Paraná S.A. (Sul Paraná), thus TST, Lemontree, GTR-T, Ajato, CaTV and Sul Paraná had its operations ceased.

The merger of companies and net assets previously described did not result in any capital increase or issue of new Company shares; accordingly, the corporate restructuring did not result in any changes in ownership interest currently held by Company shareholders.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

There is no question of replacing shares of noncontrolling shareholders of the spun-off companies with shares of the merging company, since the Company was, upon the merger of net assets and/or companies, as the case may be, the sole shareholder of the companies spun off/ merged.  Accordingly, an equity valuation report at market price was not prepared for calculating the noncontrolling share replacement ratio as defined in article 264 of Law No. 6,404/76 and item VI, paragraph 1, article 2 of CVM Rule No. 319/99, based on recent understandings expressed by the Brazilian Securities and Exchange Commission (CVM) regarding consultations in connection with similar restructuring processes and based on CVM Rule No. 559, of November 18, 2008.

The corporate restructuring was described in detail in Note 1b) - “Corporate restructuring” disclosed in the financial statements as at December 31, 2013.

d. Share trading on stock exchanges

The Company is listed in the Brazilian Securities and Exchange Commission (CVM) as a publicly-held company under Category A (issuers authorized to trade any marketable securities) and has shares traded on the São Paulo Stock Exchange (BM&FBovespa).  It is also listed in the US Securities and Exchange Commission (SEC), and its level II American Depositary Shares (ADS), backed by preferred shares only, are traded on the New York Stock Exchange (NYSE).

e. Agreement between Telefónica S.A. and Telecom Italia

TELCO S.p.A. (in which Telefónica S.A. held a 46.18% interest) has a 22.4% interest with voting rights in Telecom Italia, being the major shareholder of this company.

The Company is an indirect subsidiary of Telefónica S.A., and Telecom Italia holds an indirect interest in TIM S.A. (TIM), a Brazilian telecommunications company.  Neither Telefónica S.A., nor Telefônica Brasil or any other affiliate of Telefónica S.A. interfere in, are involved with or have decision-making powers over TIM operations in Brazil, also being lawfully and contractually forbidden to exercise any type of political power derived from indirect interest held as concerns operations in Brazil, directly related to TIM operations. TIM (Brazil) and Telefônica Brasil compete in all markets in which they operate in Brazil under permanent competitive stress and, in this context, as well as in relation to the other economic players in the telecommunications industry, maintain usual and customary contractual relations with one another (many of which are regulated and inspected by ANATEL) and/or which, as applicable, are informed to ANATEL and Brazil’s Administrative Council for Economic Defense (CADE), concerning the commitments assumed before these agencies so as to ensure total independence of their operations.

On September 24, 2013, Telefónica S.A., entered into an agreement with the other shareholders of the Italian company TELCO S.p.A. (which holds a 22.4% voting in Telecom Italia S.p.A.), whereby:

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

1)     Telefónica S.A. subscribed and paid up capital in TELCO, S.p.A. through a contribution of  324 million euros, receiving shares without voting rights of TELCO, S.p.A.  As a result of this capital increase, the share capital of Telefónica S.A. voting in TELCO, S.p.A. remaining unchanged (remaining at 46.18%), although their economic participation rose to 66%.  Thus, the governance of TELCO S.p.A., as well as the obligations of Telefónica S.A. to abstain from participating in or influencing the decisions that impact the industries where they both operate, remained unchanged.

2)     Subject to obtaining the required previous approvals from antitrust authorities and telecommunications regulatory agencies as applicable (including Brazil and Argentina), Telefónica S.A. will be involved in another capital increase in TELCO S.p.A. amounting to 117 million euros, receiving shares with no voting rights of TELCO, S.p.A. As a result of this capital increase, the share capital of Telefónica S.A. voting in TELCO, S.p.A. will remain unchanged (at 46.18% interest in voting shares), although its economic interest will rise to 70%.

3)     Beginning as of January 1st, 2014, following approvals from antitrust authorities and telecommunications regulatory agencies as applicable (including Brazil and Argentina), Telefónica S.A. will be entitled to convert all or part of nonvoting shares into common shares with voting rights, limited however to a 64.9% interest in TELCO S.p.A. voting capital.

4)     Italian shareholders of TELCO S.p.A. granted Telefónica S.A. an option to purchase all of their shares in TELCO S.p.A.. Exercising this call option is also subject to obtaining the required previous approvals from antitrust authorities and telecommunications regulatory agencies as applicable (including Brazil and Argentina), beginning eligible after January 1st 2014, whenever the Shareholders’ Agreement remains in full force and effect, except (i) between June 1 and June 30, 2014 and between January 15 and February 15, 2015; and (ii) during certain periods in case the Italian shareholders of TELCO, S.p.A. request the entity’s spin-off.

Until the date of preparation of the Quarterly Information (ITR) the approval required to implement the transactions agreed on September 24, 2013 by Telefónica S.A. and other shareholders of Italian society TELCO, S.p.A. has not been obtained.

On December 4, 2013, the CADE announced the following decisions:

1)     Approve, subject to the limitations described below, the acquisition, by Telefónica S.A., of the total interest held by Portugal Telecom, SGPS SA and PT Móveis – Serviços de Telecomunicações, SGPS, SA (PT) in Brasilcel NV, which controlled Brazilian mobile telecommunications operator Vivo Participações S.A. (Vivo Part.).

The transaction has been approved by ANATEL and its completion (requiring no prior approval from CADE at the time) took place immediately after approval from ANATEL, on September 27, 2010.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

The limitations imposed by CADE on its decision are as follow:

a)  a new shareholder share control over Vivo Part. with Telefónica S.A., adopting the same conditions applied to PT when it held an interest in Brasilcel NV., or

b)  Telefónica S.A. shall cease to have, either directly or indirectly, an equity interest in TIM Participações S.A.

2)     Impose a R$15 million fine on Telefónica S.A. for violating the will and purpose of the agreement executed by and between Telefónica S.A. and CADE, as a requirement to approve the initial purchase transaction of Telecom Italia in 2007, due to the subscription and payment, by Telefónica S.A., of TELCO S.p.A. nonvoting shares in the context of its recent capital increase.  This decision also requires Telefónica S.A. to dispose of its nonvoting shares held in TELCO S.p.A.

The deadline for compliance with the conditions and obligations imposed by CADE in both decisions were classified as confidential by CADE.

At December 13, 2013, Telefónica S.A. published a material news release regarding the decisions made by CADE in the meeting held on December 4, 2013, stating that it considered the measures imposed by that agency to be unreasonable, thus considering the possibility of starting applicable legal proceedings.

In this context, and in order to strengthen its firm commitment to the obligations previously assumed by Telefónica S.A. to keep away from Telecom Italia's business in Brazil, Telefónica S.A. pointed out, in a relevant fact release that Mr.  César Alierta Izuel and Mr. Julio Linares López had decided to resign with immediate effect, from the position of Directors at Telecom Italia. Additionally, Mr. Julio Linares López decided to resign, with immediate effect, from his position on the list presented by TELCO S.p.A. for a potential re-election to the Board of Directors of Telecom Italia.

Likewise, Telefónica S.A., notwithstanding the rights defined in the Shareholders’ Agreement of TELCO S.p.A, stated in a material news release it decided not to exercise, for now, its right to appoint or suggest two Directors at Telecom Italia.

2.    BASIS OF PREPARATION AND PRESENTATION OF QUARTERLY INFORMATION

The Company’s quarterly information for the three-month period ended March 31, 2014 is presented in thousands of reais (unless otherwise stated) and was prepared under a going concern assumption.

This quarterly information compares the quarters ended March 31, 2014 and 2013, except for balance sheets that compare the positions at March 31, 2014 with December 31, 2013.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

In order to better present and compare the figures of the consolidated income statements for the quarters ended March 31, 2014 and 2013, certain reclassifications were made among the groups of “Cost of sales and services”, “Selling expenses”, “General and administrative expenses” and “Other operating expenses”, as follows:

	Income statement at 03/31/13, disclosed at 03/31/13	Reclassifications	Income statement at 03/31/13, disclosed at 03/31/14
Net operating revenue	8,555,484	-	8,555,484
Cost of sales and services	(4,409,574)	3,112	(4,406,462)
Gross profit	4,145,910	3,112	4,149,022
Selling expenses	(2,163,553)	(12,455)	(2,176,008)
General and administrative expenses	(618,024)	5,495	(612,529)
Other operating income	177,514	-	177,514
Other operating expenses	(191,520)	3,848	(187,672)
Equity pickup	(446)	-	(446)
Income before financial income (expenses)	1,349,881	-	1,349,881
Financial income	365,120	-	365,120
Financial expenses	(381,851)	-	(381,851)
Income before taxes	1,333,150	-	1,333,150
Income and social contribution taxes	(522,975)	-	(522,975)
Net income for the period	810,175	-	810,175

On account of the net assets received in the corporate restructuring process on July 1, 2013, described in Note 1c), the individual information at March 31, 2014 and 2013 is not comparable.

The individual Quarterly Information (ITR) was prepared and is presented in accordance with accounting practices adopted in Brazil, which comprise the rules issue by the Brazilian Securities and Exchange Commission (CVM) and CPC 21 - Interim Financial Reporting, issued by the Brazilian FASB (CPC), which are in conformity with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), except for investments in subsidiaries, which are measured by the equity method, while for IFRS purposes it would be at cost or fair value.

The consolidated Quarterly information (ITR) was prepared and is presented in accordance with CPC 21 and IAS 34 - Interim Financial Reporting, issued by the IASB, and CVM rules.

At the meeting held on April 28, 2014, the Executive Board authorized the issue of this quarterly information, which was ratified by the Board of Directors at a meeting held on May 7, 2014.

Upon consolidation, all asset and liability balances, revenues and expenses arising from transactions and interest held in equity between the Company and its Subsidiary were eliminated.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

Information on investees at March 31, 2014 and December 31, 2013 is described below:

Telefônica Data S.A. (TData): Wholly-owned subsidiary of the Company and headquartered in Brazil, this entity is engaged in the rendering and operation telecommunications services; provide value added services (SVAs); provide integrated business solutions in telecommunications and related activities; manage the provision of technical assistance and maintenance services of telecommunications equipment and network, consulting services regarding telecommunications solutions and related activities, and design, implementation and installation of telecommunication-related projects; sell and lease telecommunications equipment, products and services, value-added services or any other related services, provided or supplied by third parties; provide third parties with telecommunications infrastructure; manage and/or develop activities that are necessary or useful for performing such services in accordance with applicable law; provide business trading services in general and provide technical support services in IT, including consulting, installation and maintenance of goods, applications and services, licensing or sub licensing of any kind of software, and storage and management of data and information.

Aliança Atlântica Holding B.V. (Aliança): Jointly-controlled subsidiary, headquartered in Amsterdam, Netherlands, this entity has a 50% interest held by Telefônica Brasil and cash generated from sale of Portugal Telecom shares in June 2010.  Through May 8, 2012, the Company held equity interest in Zon Multimédia, a Portugal Telecom group company that renders services involving pay television, Internet, distribution of audiovisual contents, cinema and telecommunication services. This equity interest was disposed of on May 8, 2012.

Companhia AIX de Participações (AIX): Jointly-controlled subsidiary, headquartered in Brazil, this entity is engaged in holding interest in Refibra Consortium, and in performing activities related to the direct and indirect operation of activities related to the construction, completion and operation of underground networks for optical fiber ducts.

Companhia ACT de Participações (ACT): Jointly-controlled subsidiary, headquartered in Brazil, this entity is engaged in holding interest in Refibra Consortium, and in performing activities related to the rendering of technical support services for the preparation of projects and completion of networks, by means of studies required to make them economically feasible, and monitor the progress of Consortium-related activities.

Direct and indirect subsidiaries and jointly-controlled subsidiaries, as well as the percentage of interest held by the Company as of March 31, 2014 and December 31, 2013 are as follows:

	Direct ownership interest
Investees	Investor	Interest held	Total interest held

Wholly-owned subsidiary
TData	Telefônica Brasil	100.00%	100.00%

Jointly-controlled subsidiaries, not consolidated
Aliança	Telefônica Brasil	50.00%	50.00%
AIX	Telefônica Brasil	50.00%	50.00%
ACT	Telefônica Brasil	50.00%	50.00%

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

This Quarterly Information (ITR) was prepared in accordance with accounting principles, practices and criteria consistent with those adopted in the preparation of the financial statements for the financial year ended December 31, 2013, in addition to the new pronouncements, interpretations and amendments that became effective from January 1, 2014, as follows:

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27): The amendments will be effective for annual periods beginning on or after January 1, 2014, providing an exception to the consolidation requirements for a reporting entity that meets the definition of an investment entity under IFRS 10. This exception requires an investment entity to account for its investments in subsidiaries at fair value in profit or loss.  The application of these amendments does not entail impacts on the Company’s financial position, given that none of its subsidiaries qualifies as an investment entity.

IAS 32 Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32: These amendments clarify the meaning of “currently has a legally enforceable right to set off the recognized amounts” and the criteria that would qualify for settlement the settlement mechanisms of clearing house systems that are not simultaneous.  These amendments will become effective for annual periods beginning on or after January 1, 2014. The application of these amendments does not entail significant impacts on the Company’s financial position.

IAS 36 Impairment of Assets - Amendment to IAS 36: These amendments eliminate unintended consequences of IFRS 13 Fair Value Measurement on disclosures required by IAS 36. In addition, these amendments require the disclosure of recoverable amounts of assets of Cash Generating Units (CGU) for which a provision for impairment has been recognized over the period. The application of these amendments does not impact the Company’s disclosures.

IAS 39 - Novation of Derivatives and Continuation of Hedge Accounting - Amendment to IAS 39 - This amendment introduces a relief regarding discontinuance of hedge accounting where a derivative, which is designated as hedging instrument, is novated if specific conditions are met. These amendments will become effective for annual periods beginning on or after January 1, 2014. The application of this amendment does not entail significant impacts on the Company’s financial position.

IFRIC 21 - Levies: IFRIC 21 provides guidance on when to recognize a liability for a tax or levy when the obligating event occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability is recognized before the specified minimum threshold is reached.  IFRIC 21 becomes effective for annual periods ending on or after January 1, 2014. The application of this standard does not entail significant impacts on the Company’s financial position.

On the preparation date of this quarterly information, the following IFRS amendments had been published; however, their application was not compulsory:

IFRS 2 Share-based payment: These amendments changed the settings relating to the purchase conditions and its implementation is effective beginning on or after July 1, 2014. The Company does not believe that these amendments may significantly impact its financial position.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

IFRS 3 Business combination: The amendments changed the accounting for contingent consideration in a business combination.  Contingent consideration on acquisition of a business that is not classified as equity is subsequently measured at fair value through profit or loss, whether or not included in the scope of IFRS 9 Financial Instruments.  These changes are effective for new business combinations after July 1, 2014. The Company considers the application of these changes to any business combinations that occur beginning on or after 1 July 2014.

IFRS 8 Operating Segments: The changes are related to the aggregation of operating segments, which can be combined / aggregated whether they are in accordance with the criteria of the rule, in other words, if the segments have similar economic characteristics and are similar in other qualitative aspects. If they are combined, the entity shall disclose the economic characteristics used to assess whether the segments are similar. These amendments will become effective beginning on or after July 1, 2014. Considering the fact that the Company and its subsidiary operate in a sole operating segment, a significant on their financial position is not expected.

IFRS 9 Financial Instruments: IFRS 9, as issued, is the first step in IASB’s project to replace IAS 39 and applies to classification and measurement of financial assets and liabilities as defined by IAS 39. Initially, the pronouncement would become effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9: Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, postponed the effective date of IFRS 9 to January 1, 2018. In the subsequent steps, IASB will tackle issues such as hedge accounting and provision for impairment of financial assets. Adoption of the first step of IFRS 9 will affect the classification and measurement of the Company’s financial assets, but will have no impact on the classification and measurement of its financial liabilities. The Company will quantify such effects together with the effects from other phases of IASB’s project once the final consolidated standard is issued.

IFRS 13 Fair Value Measurement: The amendment is prospectively after July 1, 2014. The change is related to the application of the exception financial assets portfolio, financial liabilities and other contracts.  The Company and its subsidiary will evaluate the effect of implementation of new business beginning on or after July 1, 2014.

IAS 16 Property Plant and Equipment and IAS 38 Intangible Assets:  The amendment to IAS 16.35 (a) and IAS 38.80 (a) clarifies that a revaluation can be made as follows: i) adjust the gross carrying amount of the asset at market value or, ii) determine the market value and adjust the gross carrying amount proportionally, so that the resulting carrying amount is equal to the market value.  IASB also clarified that the accumulated depreciation / amortization is the difference between the gross carrying amount and the carrying amount of the asset (i.e. gross book value - accumulated depreciation / amortization = book value). The amendment to IAS 16.35 (b) and IAS 38.80 (b) clarifies that the accumulated depreciation / amortization is eliminated so that the gross carrying amount and the book value is equal to market value. The changes will become effective beginning on or after 1 July 2014 retrospectively.  Implementation of these changes have no impact on the financial or operating positions of the Company and its subsidiary at the time. Whereas the reassessment of property and equipment and intangible assets is not allowed in Brazil, the Company does not expect impact on its financial position.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

IAS 24 Related Party Disclosures: The amendment clarifies that an entity's providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity.  In addition, an entity that uses a management entity shall disclose the expenses incurred by management services.  The changes will become effective beginning on or after 1 July 2014 retrospectively.  The Company does not expect these amendments significantly impacting its financial position.

IAS 40 Investment Property:   This amendment clarifies the relationship between the definitions of IFRS 3 and IAS 40 on the classification of the investment property or owner-occupied property.  The description of ancillary services in IAS 40 that differentiates between investment properties and owner occupied property (IFRS 3) is used to determine whether the transaction is a purchase of an asset or a business combination.  This amendment is effective prospectively beginning on or after 1 July 2014.  The Company will evaluate any possible impact in case of transactions occur after the effective date.

The Company does not early adopt any pronouncement, interpretation or amendment that has been issued, whose application is not compulsory.

3.  CASH AND CASH EQUIVALENTS

	Company		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Cash and bank checking accounts	39,934	101,094	46,785	101,921
Short-term investments	3,840,973	6,210,205	4,497,736	6,442,015
Total	3,880,907	6,311,299	4,544,521	6,543,936

Highly liquid short-term investments basically correspond to Bank Deposit Certificates (CDB), pegged to the Interbank Deposit Certificate (CDI) rate variation, and are kept at first-tier financial institutions.

In addition, the Company has short-term investments pledged as collateral for loans and legal proceedings in the consolidated amounts of R$108,365 at March 31, 2014 (R$106,455 at December 31, 2013) recorded in noncurrent assets.

4. TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Billed amounts	4,305,631	4,084,617	4,766,175	4,581,188
Unbilled amounts	1,792,276	1,777,871	1,906,815	1,890,485
Interconnection amounts	869,346	872,678	854,069	859,894
Gross accounts receivable	6,967,253	6,735,166	7,527,059	7,331,567
Provision for impairment	(1,095,581)	(1,033,665)	(1,346,258)	(1,271,622)
Total	5,871,672	5,701,501	6,180,801	6,059,945

Current	5,702,497	5,541,023	5,914,608	5,802,859
Noncurrent	169,175	160,478	266,193	257,086

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

The aging list of trade accounts receivable, net of the provision for impairment, is as follows:

	Company		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Falling due	4,250,267	4,131,549	4,509,933	4,398,791
Overdue from 1 to 31 days	827,949	756,787	849,879	795,389
Overdue from 31 to 60 days	293,589	266,192	300,264	289,783
Overdue from 61 to 90 days	188,552	162,436	193,406	166,105
Overdue from 91 to 120 days	77,427	59,244	83,167	62,122
Overdue above 120 days	233,888	325,293	244,152	347,755
Total	5,871,672	5,701,501	6,180,801	6,059,945

At March 31, 2014 and December 31, 2013, no customer represented more than 10% of trade accounts receivable, net.

Changes in the provision for impairment are as follows:

	Company	Consolidated
Balance at December 31, 2013	(1,033,665)	(1,271,622)
Additions, net (Note 23)	(196,448)	(207,860)
Write-offs	134,532	133,224
Balance at March 31, 2014	(1,095,581)	(1,346,258)

At March 31, 2014, the consolidated balance of noncurrent trade accounts receivable includes R$169,175 (R$160,478 at December 31, 3013), referring to the new business model for resale of goods to legal entities, whose days sales outstanding is up to 24 months.  At March 31, 2014, the amount of unrecognized financial income (present value adjustment) amounted to R$19,688 (R$18,174 at December 31, 2013).

TData has a product called “Soluciona TI,” which consists of leasing IT equipment to small- and medium-sized enterprises, for which TData receives fixed installments over the lease term.  Considering the contractual terms, the Company classified this product as Finance Lease.  At March 31, 2014, the consolidated balance of noncurrent trade accounts receivable includes R$97,018 (R$96,608 at December 31, 2013) related to this product.

The consolidated balance of current and noncurrent trade accounts receivable, related to finance lease, comprises the following effects:

	Consolidated
	03/31/2014	12/31/2013
Nominal value receivable	338,505	335,376
Unrealized financial income	6,478	7,058
Present value receivable	344,983	342,434
Provision for impairment	(103,866)	(99,791)
Net amount receivable	241,117	242,643

Current	144,099	146,035
Noncurrent	97,018	96,608

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

At March 31, 2014, the aging list of trade accounts receivable referring to “Soluciona TI” product is as follows:

	Consolidated
	Nominal value receivable	Present value receivable
Falling due within 1 year	241,487	241,487
Falling due within 5 year	97,018	103,496
Total	338,505	344,983

There are no unsecured net book values resulting in benefits to the lessor nor contingent payments recognized as revenue over the year.

5.   INVENTORIES

	Company		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Consumer materials	61,394	55,431	63,705	58,492
Materials for resale (a)	521,528	459,949	555,852	498,803
Other inventory items	6,457	6,481	6,457	6,481
Gross total	589,379	521,861	626,014	563,776
Provision for impairment and obsolescence	(54,374)	(52,275)	(61,773)	(58,161)
Total	535,005	469,586	564,241	505,615

(a) This includes, among others, mobile telephones, simcards (chip) and IT equipment in stock.

Changes in the provision for impairment and obsolescence are as follows:

	Company	Consolidated
Balance at December 31, 2013	(52,275)	(58,161)
Additions	(5,823)	(7,336)
Reversals	3,724	3,724
Balance at March 31, 2014	(54,374)	(61,773)

Cost of sales, which includes amounts regarding provision for impairment and obsolescence, is stated in Note 23.

6.   DEFERRED TAXES AND TAXES RECOVERABLE

6.1 Taxes recoverable

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

	Company		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
State VAT (ICMS) (a)	1,966,267	1,908,754	1,969,642	1,911,703
Income and social contribution taxes recoverable (b)	268,189	374,096	272,441	377,704
Taxes withheld at source (c)	61,833	174,015	77,483	188,659
PIS and COFINS	69,055	62,449	70,730	63,816
Other taxes	25,356	17,871	28,511	18,468
Total	2,390,700	2,537,185	2,418,807	2,560,350

Current	1,968,530	2,168,797	1,996,637	2,191,962
Noncurrent	422,170	368,388	422,170	368,388

(a) This includes credits arising from acquisition of property and equipment (subject to offsetting in 48 months), in ICMS refund request, which was paid under invoices later cancelled, in the rendering of services, tax replacement, rate difference, among others.

(b) These mainly refer to prepayments of income and social contribution taxes, which will be offset against federal taxes to be determined in the future.

(c) These refer to credits on Withholding Income Tax (IRRF) on short-term investments, interest on equity and other, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

6.2 Deferred taxes

Deferred income and social contribution tax assets are computed considering expected generation of taxable profit, which were based on a technical feasibility study, approved by the Board of Directors.

Significant components of deferred income and social contribution taxes are as follows:

	Company		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Deferred assets
Income and social contribution tax losses (a)	31,930	122,321	145,842	262,915
Income and social contribution taxes on temporary differences (c)
Provisions for labor, tax and civil contingencies	1,395,838	1,322,244	1,400,983	1,327,288
Post-employment benefit plans	146,462	143,537	146,462	143,537
Provision for impairment	255,007	241,203	260,610	245,556
Provision for losses on modem and other property and equipment items	173,883	164,518	175,798	166,174
Profit sharing	37,104	71,287	37,311	71,948
Accelerated accounting depreciation	149,709	154,181	149,709	154,181
Provision for impairment - inventories	11,209	10,884	13,725	12,885
Provision for customer loyalty program	31,188	31,199	31,188	31,199
Trade accounts payable and other provision	417,858	338,458	489,821	398,956
Income and social contribution taxes on other temporary differences	155,272	157,988	154,445	157,313
Total deferred assets	2,805,460	2,757,820	3,005,894	2,971,952

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

Deferred liabilities
Merged tax credit (b)	(337,535)	(337,535)	(337,535)	(337,535)
Income and social contribution tax losses (c)
Technology Innovation Law	(290,880)	(308,490)	(290,880)	(308,490)
Customer Portfolio	(440,742)	(461,870)	(440,742)	(461,870)
Trademarks and patents	(472,391)	(479,548)	(472,391)	(479,548)
Licenses	(799,756)	(719,780)	(799,756)	(719,780)
Effects of goodwill generated upon merger of Vivo Part.	(605,138)	(568,338)	(605,138)	(568,338)
Vivo Part. Goodwill	(533,739)	(480,366)	(533,739)	(480,366)
Income and social contribution taxes on other temporary differences	(110,660)	(124,527)	(112,923)	(128,365)
Total deferred liabilities	(3,590,841)	(3,480,454)	(3,593,104)	(3,484,292)

Total noncurrent assets (liabilities), net	(785,381)	(722,634)	(587,210)	(512,340)

Deferred tax assets (liabilities), net
Represented in balance sheet as follows:

Noncurrent deferred tax asset, net	-	-	198,171	210,294
Noncurrent deferred tax liabilities, net	(785,381)	(722,634)	(785,381)	(722,634)

Deferred taxes were determined considering future realization, as follows:

a)     Income and social contribution tax losses: this represents the amount recorded by the Company and its subsidiary which, in accordance with Brazilian tax legislation, may be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date.

b)   Merged tax credit: represented by tax benefits arising from corporate restructuring of goodwill for expected future profitability, whose tax use follows the limit set forth in tax legislation.

c)    Income and social contribution taxes on temporary differences: amounts will be realized upon payment of provisions, effective impairment or trade receivables, or realization of inventories, as well as upon reversal of other provisions.

Changes in deferred income and social contribution tax assets and liabilities are as follows:

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

	Company			Consolidated
Deferred tax assets	Income and social contribution tax losses	Income and social contribution taxes on temporary differences	Total	Income and social contribution tax losses	Income and social contribution taxes on temporary differences	Total
Balance at December 31, 2013	122,321	2,635,499	2,757,820	262,915	2,709,037	2,971,952
Provision	-	182,266	182,266	-	193,003	193,003
Write-offs and realizations	(90,391)	(44,235)	(134,626)	(117,073)	(41,988)	(159,061)
Balance at March 31, 2014	31,930	2,773,530	2,805,460	145,842	2,860,052	3,005,894

Deferred tax liabilities					Company	Consolidated
Balance at December 31, 2013					(3,480,454)	(3,484,292)
Provision					(169,898)	(169,898)
Write-offs and realizations					59,762	61,337
Comprehensive income (loss)					(251)	(251)
Balance at March 31, 2014					(3,590,841)	(3,593,104)

The table below presents deferred income tax and social contribution for items charge or credited directly in equity at March 31, 2014 and 2013.

	Company		Consoldiated
	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Unrealized losses in investments available for sale	440	3,997	440	3,997
Acturial gains (losses) and limitation effect of the surplus plan assets	-	-	-	221
Gains (losses) on derivative transactions	(691)	-	(691)	1,518
Total	(251)	3,997	(251)	5,736

7.   JUDICIAL DEPOSITS AND GARNISHMENTS

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims whose likelihood of loss was analyzed by the Company, grounded on the opinion of its legal advisors as a probable, possible or remote loss:

	Company		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Judicial deposits
Labor	1,040,625	1,030,468	1,046,279	1,036,055
Tax	2,459,881	2,348,179	2,476,954	2,364,913
Civil and regulatory	880,488	852,972	881,577	853,980
Total	4,380,994	4,231,619	4,404,810	4,254,948
Garnishments	105,590	96,130	107,004	97,572
Total	4,486,584	4,327,749	4,511,814	4,352,520

Current	219,758	204,165	219,758	204,165
Noncurrent	4,266,826	4,123,584	4,292,056	4,148,355

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

At March 31, 2014, the Company and its subsidiary had a number of tax-related judicial deposits, reaching the consolidated amount of R$2,476,954 (R$2,364,913 at December 31, 2013). Detailed information on the matters from which the main deposits stem, is in Note 18.

A brief description of the main tax-related judicial deposits is as follows:

•         Federal contribution taxes on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)

Company and subsidiary are involved in disputes related to: (i) claim filed for overpayment of tax credits, not recognized by tax authorities; (ii) tax debt arising from underpayment due to differences in ancillary statements (Federal Tax Debt and Credit Return – DCTF); and (iii) disputes referring to changes in rates and increase in tax bases introduced by Law No. 9,718/98.

At March 31, 2014, consolidated judicial deposits amounted to R$31,588 (R$31,162 at December 31, 2013).

•         Social Contribution Tax for Intervention in the Economic Order (CIDE)

The Company is involved in legal disputes for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing, etc.

At March 31, 2014, consolidated judicial deposits amounted to R$146,840 (R$144,684 at December 31, 2013).

•         Telecommunications Inspection Fund (FISTEL)

ANATEL collects Installation Inspection Fee (TFI) on extension of licenses granted and on radio base stations, mobile stations and radio links. Such collection results from the understanding of ANATEL that said extension would be a triggering event of TFI and that mobile stations, even if owned by third parties, are also subject to TFI, Company and subsidiary challenge aforesaid fee in court.

At March 31, 2014, consolidated judicial deposits amounted to R$880,022 (R$864,487 at December 31, 2013).

•         Withholding Income Tax (IRRF)

Company is involved in disputes related to: (i) exemption of IRRF payment on offshore remittances for out-coming traffic (land-line operators); (ii) exemption of IRRF payment on interest on shareholders´ equity recognized (mobile operators); and (iii) IRRF levied on earnings from rentals and royalties, wage labor and fixed-income investments.

At March 31, 2014, consolidated judicial deposits amounted to R$60,279 (R$59,343 at December 31, 2013).

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

•         Corporate Income Tax (IRPJ)

Company is involved in disputes related to: (i) debts stemming from offsetting of IRPJ overpayments not recognized by the Brazilian IRS; and (ii) requirement of IRPJ estimates and lack of payment – debts in the integrated system of economic and tax information (SIEF); and (iii) underpaid IRPJ amounts.

At March 31, 2014, consolidated judicial deposits amounted to R$28,925 (R$28,456 at December 31, 2013).

•         Contribution to Empresa Brasil de Comunicação (EBC)

Sinditelebrasil (Union of Telephony and Mobile and Personal Services) filed an injunction challenging the Contribution to Foster Public Radio Broadcasting payable to EBC, introduced by Law No. 11,652/2008. The Company and its subsidiary, as union members, made judicial deposits referring to that contribution.

At March 31, 2014, consolidated judicial deposits amounted to R$632,491 (R$514,127 at December 31, 2013).

•         Social Security, Work Accident Insurance (SAT) and Funds to Third Parties (INSS)

Company is involved in disputes related to: (i) SAT and funds to third parties (INCRA and SEBRAE); (ii) joint responsibility for contract labor; and (ii) difference in SAT rate (from 1% to 3%).

At March 31, 2014, consolidated judicial deposits amounted to R$97,893 (R$96,736 at December 31, 2013).

•         Unemployment Compensation Fund (FGTS)

The Company filed an injunction in order to represent its right not to pay surtax of 0.5% and 10% for FGTS introduced by Supplementary Law No. 110/2001 levied on deposits made by employers (the proceedings did not result in any reduction of FGTS deposits mad by the Company on behalf of its employees).

At March 31, 2014, consolidated judicial deposits amounted to R$72,062 (R$70,697 at December 31, 2013).

•         Tax on Net Income (ILL)

The Company filed an injunction in order to represent its right to offset amounts unduly paid for ILL purposes against future IRPJ payments.

On December 19, 2013 the Company settled the debt under discussion by including it in the Federal Tax Recovery Program (REFIS), using the judicial deposit then restricted, which is now awaiting conversion into income by the Federal Government.

At March 31, 2014, consolidated judicial deposits amounted to R$52,381 (R$51,648 at December 31, 2013).

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

•         Universal Telecommunication Services Fund (FUST)

Company and subsidiary filed an injunction in order to have their right declared not to include expenses with interconnection (ITX) and Industrial Use of Dedicated Line (EILD) in FUST tax base for landline phone carriers, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9,998, of August 17, 2000.

At March 31, 2014, consolidated judicial deposits amounted to R$379,480 (R$371,373 at December 31, 2013).

•         State Value-Added Tax (ICMS)

Company is involved in disputes related to: (i) ICMS stated but not paid; (ii) ICMS not levied on communication in default; (iii) fine for late voluntary payment of ICMS; (iv) ICMS supposedly levied on access, adhesion, enabling, availability and use of services, as well as supplementary services and additional facilities; (v) right to credit from the acquisition of goods for the PP&E and electric energy; and (vi) activation cards for pre-paid services.

At March 31, 2014, consolidated judicial deposits amounted to R$38,167 (R$38,259 at December 31, 2013).

  Other taxes, charges and contributions

Company is involved in disputes related to: (i) Service Tax (ISS) on noncore services; (ii) Municipal Real Estate Tax (IPTU) not subject to exemption; (iii) municipal inspection, operation and publicity charges; (iv) land use fee; (v) social security contributions related to supposed failure to withhold 11% on several invoices, bills and receipts or service providers engaged for workforce assignment; and (vi) Public Price for Numbering Resource Management (PPNUM) by ANATEL.

At March 31, 2014, consolidated judicial deposits amounted to R$56,826 (R$93,941 at December 31, 2013).

8.   PREPAID EXPENSES

	Company		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Fistel rate (a)	799,844	-	799,844	-
Advertising and publicity	142,068	167,873	142,068	167,873
Rent	22,305	35,168	22,305	35,168
Insurance	22,363	29,212	23,820	29,733
Financial charges	8,559	11,568	8,559	11,568
Software maintenance, taxes and other	47,846	35,801	50,244	38,308
Total	1,042,985	279,622	1,046,840	282,650

Current	1,017,072	254,743	1,020,583	257,286
Noncurrent	25,913	24,879	26,257	25,364

(a) This refers to Inspection and Operation Fees for year 2013 which were paid in March 2014 and will be amortized until the end of the year.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

9.   OTHER ASSETS

	Company		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Advances to employers and suppliers	91,692	64,101	92,816	64,991
Receivables from related parties	482,015	297,198	114,711	97,748
Subsidy on handset sales	23,885	55,716	23,885	55,716
Receivables from suppliers	74,909	139,563	88,330	139,563
Private pension plan surplus	18,490	17,769	18,633	17,909
Other realizable assets	93,727	86,492	94,669	92,037
Total	784,718	660,839	433,044	467,964

Current	639,897	533,272	288,003	340,171
Noncurrent	144,821	127,567	145,041	127,793

10. INVESTMENTS

A summary of significant financial data of Company investees is as follows.

a)  Information on investees

	At March 31, 2014				At December 31, 2013
	TData (a)	ACT (b)	AIX (b)	Aliança Atlântica (b)	TData (a)	ACT (b)	AIX (b)	Aliança Atlântica (b)
Assets
Current assets	1,385,714	11	10,696	131,825	1,090,339	11	10,515	139,414
Noncurrent assets	422,723		12,244	-	420,253	-	12,441	-
Total assets	1,808,437	11	22,940	131,825	1,510,592	11	22,956	139,414

Liabilities
Current liabilities	841,901	1	2,776	71	688,480	1	2,950	2,200
Noncurrent liabilities	43,817		4,290	-	43,823	-	6,076	-
Equity	922,719	10	15,874	131,754	778,289	10	13,930	137,214
Total liabilities	1,808,437	11	22,940	131,825	1,510,592	11	22,956	139,414

Equity investment
At March 31, 2014	100.00%	50.00%	50.00%	50.00%	100.00%	50.00%	50.00%	50.00%
At December 31, 2013	100.00%	50.00%	50.00%	50.00%	100.00%	50.00%	50.00%	50.00%

(a)  Wholly-owned subsidiaries.

(b)  Jointly-controlled subsidiaries.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

b)  Changes in investments

	Balances at 12/31/2013	Equity pickup	Other comprehensive income (loss)	Balances at 03/31/2014
Equity investments	853,866	145,435	(2,763)	996,538
Wholly-owned subsidiaries	778,289	144,430	-	922,719
TData	778,289	144,430	-	922,719

Jointly-controlled subsidiaries	75,577	1,005	(2,763)	73,819
Aliança	68,607	33	(2,763)	65,877
AIX	6,965	972	-	7,937
ACT	5	-	-	5

Goodwill (a)	212,058	-	-	212,058

Other investments	10,772	-	(1,295)	9,477
Other investments (b)	10,772	-	(1,295)	9,477
Total investments in the Company	1,076,696	145,435	(4,058)	1,218,073
Aliança	68,607	33	(2,763)	65,877
AIX	6,965	972	-	7,937
ACT	5	-	-	5
Other investments (b)	10,772	-	(1,295)	9,477
Total consolidated investments	86,349	1,005	(4,058)	83,296

(a)     Goodwill from partial spin-off of the company Spanish e Figueira, which was reversed to the Company upon merger with Telefonica Data Brasil Holding S.A. (TDBH) in 2006.

(b)     Other investments are measured at fair value.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

11. PROPERTY, PLANT AND EQUIPMENT, NET

a) Breakdown

At March 31, 2014

At March 31, 2014
	Company			Consolidated
	P&E cost	Accumulated depreciation	Net balance	P&E cost	Accumulated depreciation	Net balance
Switching equipment	16,623,459	(14,310,337)	2,313,122	16,630,688	(14,317,261)	2,313,427
Transmission equipment and media	34,732,642	(26,179,814)	8,552,828	34,733,296	(26,180,246)	8,553,050
Terminal equipment/modems	10,101,249	(8,635,381)	1,465,868	10,133,728	(8,655,960)	1,477,768
Infrastructure	13,087,527	(9,640,251)	3,447,276	13,098,406	(9,648,979)	3,449,427
Land	314,558	-	314,558	314,558	-	314,558
Other property and equipment	3,195,736	(2,612,087)	583,649	3,329,284	(2,713,794)	615,490
Provisions for loss	(164,651)	-	(164,651)	(166,654)	-	(166,654)
Assets and construction in progress	1,691,919	-	1,691,919	1,717,279	-	1,717,279
Total	79,582,439	(61,377,870)	18,204,569	79,790,585	(61,516,240)	18,274,345

At December 31, 2013

	Company			Consolidated
	P&E cost	Accumulated depreciation	Net balance	P&E cost	Accumulated depreciation	Net balance
Switching equipment	16,544,122	(14,179,182)	2,364,940	16,551,351	(14,186,061)	2,365,290
Transmission equipment and media	34,246,583	(25,814,277)	8,432,306	34,247,236	(25,814,693)	8,432,543
Terminal equipment/modems	10,732,328	(9,276,479)	1,455,849	10,763,473	(9,295,416)	1,468,057
Infrastructure	12,949,046	(9,482,838)	3,466,208	12,959,925	(9,491,430)	3,468,495
Land	314,558	-	314,558	314,558	-	314,558
Other property and equipment	3,181,239	(2,582,931)	598,308	3,277,142	(2,682,185)	594,957
Provisions for loss	(168,124)	-	(168,124)	(169,979)	-	(169,979)
Assets and construction in progress	1,913,860	-	1,913,860	1,967,726	-	1,967,726
Total	79,713,612	(61,335,707)	18,377,905	79,911,432	(61,469,785)	18,441,647

b) Changes

	Company
	Switching equipment	Transmission equipment and media	Terminal equipment/ modems	Infrastructure	Land	Other P&E	Provisions for loss (a)	Assets and construction in progress	Total
Balances at December 31, 2013	2,364,940	8,432,306	1,455,849	3,466,208	314,558	598,308	(168,124)	1,913,860	18,377,905
Additions	3,470	18,369	52,741	12,910	-	25,828	-	765,739	879,057
Write-offs, net	(732)	(13,768)	(287)	(878)	-	(625)	3,473	(4,166)	(16,983)
Depreciation (b)	(141,641)	(400,759)	(213,294)	(169,275)	-	(50,054)	-	-	(975,023)
Transfers, net	87,085	516,680	170,859	138,311	-	10,192	-	(983,514)	(60,387)
Balances at March 31, 2014	2,313,122	8,552,828	1,465,868	3,447,276	314,558	583,649	(164,651)	1,691,919	18,204,569

	Consolidated
	Switching equipment	Transmission equipment and media	Terminal equipment/ modems	Infrastructure	Land	Other P&E	Provisions for loss (a)	Assets and construction in progress	Total
Balances at December 31, 2013	2,365,290	8,432,543	1,468,057	3,468,495	314,558	594,957	(169,979)	1,967,726	18,441,647
Additions	3,470	18,369	54,075	12,910	-	35,620	-	755,078	879,522
Write-offs, net	(732)	(13,764)	(287)	(878)	-	(625)	3,325	(4,166)	(17,127)
Depreciation (b)	(141,684)	(400,780)	(214,937)	(169,412)	-	(52,507)	-	-	(979,320)
Transfers, net	87,083	516,682	170,860	138,312	-	38,045	-	(1,001,359)	(50,377)
Balances at March 31, 2014	2,313,427	8,553,050	1,477,768	3,449,427	314,558	615,490	(166,654)	1,717,279	18,274,345

(a)  Company and subsidiary recognized a provision for potential obsolescence of materials used in PP&E maintenance, based on levels of historical use and expected future use.

(b) Additions of depreciation costs and expenses are presented in “Depreciation and Amortization” in Notes 23.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

c) Depreciation rates

The Company and its subsidiary’s property, plant and equipment are depreciated on a straight-line basis, at the following annual rates:

Switching equipment	10.00 to 33.33
Transmission equipment and media	5.00 to 20.00
Terminal equipment/modems	10.00 to 66.67
Infrastructure	4,00 to 66.67
Other P&E	10.00 to 20.00

d) PP&E items given in guarantee

At March 31, 2014, the Company and its subsidiary had PP&E items given in guarantee for lawsuits, amounting to R$170,816 (R$187,025 at December 31, 2013).

e) Capitalization of borrowing costs

At March 31, 2014 and December 31, 2013, the Company did not capitalize borrowing costs, as there were no qualifying assets.

f) Reversible assets

The service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered reversible assets and are deemed to be part of the service concession assets. These assets will be automatically returned to ANATEL upon termination of the service concession arrangement, according to the regulation in force. At March 31, 2014, the residual balance of reversible assets was R$7,041,652 (R$7,270,327 at December 31, 2013), comprising switching and transmission equipment, terminals for public use, external energy network equipment and system and operation support equipment.

12. INTANGIBLE ASSETS, NET

a)    Breakdown

	Company		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Goodwill	10,013,222	10,013,222	10,225,280	10,225,280
Other intangible assets	18,981,306	19,273,769	18,985,313	19,277,779
Total	28,994,528	29,286,991	29,210,593	29,503,059

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

Breakdown of goodwill as of March 31, 2014 and December 31, 2013 is as follows:

Origin	Company	Consolidated
Ajato Telecomunicação Ltda.	149	149
Spanish e Figueira (merged into TDBH) (a)	-	212,058
Santo Genovese Participações Ltda. (b)	71,892	71,892
Telefônica Televisão Participações S.A. (c)	780,693	780,693
Vivo Participações S. A. (d)	9,160,488	9,160,488
Total	10,013,222	10,225,280

(a)  Goodwill from partial spin-off of Spanish e Figueira, which was transferred to the Company upon merger with Telefonica Data

      Brasil Holding S.A. (TDBH) in 2006.

(b) Goodwill generated upon acquisition of equity control of Santo Genovese Participações (parent company of Atrium Telecomunicações Ltda.), in 2004

(c)  Goodwill generated upon acquisition of Telefônica Televisão Participações (formerly Navytree) merged in 2008, economically based on a future profitability study.

(d)  Goodwill generated upon acquisition/merger of Vivo Part. in 2011.

As a consequence of the merger of companies related to goodwill described above, occurred on July 1, 2013, the Company’s goodwill amounts were reclassified from “investments” to “intangible assets, net”. These goodwill amounts are classified as intangible assets with indefinite useful life and are not amortized, but annually tested for impairment. It was not necessary to recognize impairment losses for the periods above.

b) Breakdown of other intangible assets

At March 31, 2014

	Company			Consolidated
	Cost of intangible assets	Accumulated amortization	Net balance	Cost of intangible assets	Accumulated amortization	Net balance
Software	10,595,234	(8,663,832)	1,931,402	10,631,973	(8,696,564)	1,935,409
Customer portfolio	1,990,278	(693,977)	1,296,301	1,990,278	(693,977)	1,296,301
Trademarks and patents	1,601,433	(212,032)	1,389,401	1,601,433	(212,032)	1,389,401
License	17,279,538	(2,954,040)	14,325,498	17,279,538	(2,954,040)	14,325,498
Other intangible assets	152,026	(151,781)	245	152,026	(151,781)	245
Software in progress	38,459	-	38,459	38,459	-	38,459
Total	31,656,968	(12,675,662)	18,981,306	31,693,707	(12,708,394)	18,985,313

At December 31, 2013

	Company			Consolidated
	Cost of intangible assets	Accumulated amortization	Net balance	Cost of intangible assets	Accumulated amortization	Net balance
Software	10,458,207	(8,474,583)	1,983,624	10,494,388	(8,506,754)	1,987,634
Customer portfolio	1,990,278	(631,836)	1,358,442	1,990,278	(631,836)	1,358,442
Trademarks and patents	1,601,433	(190,980)	1,410,453	1,601,433	(190,980)	1,410,453
License	17,238,795	(2,764,229)	14,474,566	17,238,795	(2,764,229)	14,474,566
Other intangible assets	152,026	(151,690)	336	152,026	(151,690)	336
Software in progress	46,348	-	46,348	46,348	-	46,348
Total	31,487,087	(12,213,318)	19,273,769	31,523,268	(12,245,489)	19,277,779

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

c) Changes in other intangible assets

	Company
	Software	Customer portfolio	Trademarks and patents	License	Other intangible assets	Software in progress	Total
Balances at December 31, 2013	1,983,624	1,358,442	1,410,453	14,474,566	336	46,348	19,273,769
Additions	67,532	-	-	-	-	53,426	120,958
Write-offs, net	(124)	-	-	-	-	-	(124)
Amortization (a)	(190,579)	(62,141)	(21,052)	(189,811)	(91)	-	(463,674)
Transfers, net	70,949	-	-	40,743	-	(61,315)	50,377
Balances at March 31, 2014	1,931,402	1,296,301	1,389,401	14,325,498	245	38,459	18,981,306

	Consolidated
	Software	Customer portfolio	Trademarks and patents	License	Other intangible assets	Software in progress	Total
Balances at December 31, 2013	1,987,634	1,358,442	1,410,453	14,474,566	336	46,348	19,277,779
Additions	68,090	-	-	-	-	53,426	121,516
Write-offs, net	(125)	-	-	-	-	-	(125)
Amortization (a)	(191,139)	(62,141)	(21,052)	(189,811)	(91)	-	(464,234)
Transfers, net	70,949	-	-	40,743	-	(61,315)	50,377
Balances at March 31, 2014	1,935,409	1,296,301	1,389,401	14,325,498	245	38,459	18,985,313

(a)  Additions of amortization costs and expenses are stated under “Depreciation and amortization” in Note 23.

d) Amortization rates

The Company and its subsidiary’s other intangible assets are amortized on a straight-line basis, at the following annual rates:

Software	10.00 to 20.00
Customer portfolio	11.76
Trademarks and patents	5.13
Licenses	3.60 to 6.67
Other intangible assets	10.00 to 20.00

13. PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Salaries and compensations	17,753	20,384	18,449	21,124
Social charges and benefits	240,617	226,448	242,321	228,099
Profit sharing	82,144	180,235	82,752	182,180
Share-based payment plans (a)	14,601	18,698	14,601	18,698
Total	355,115	445,765	358,123	450,101

Current	340,514	427,067	343,522	431,403
Noncurrent	14,601	18,698	14,601	18,698

(a) Noncurrent liabilities refer to balances of share-based payment plans, Note 30.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

14.  TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Sundry suppliers	5,441,461	6,050,031	5,642,492	6,328,081
Amounts to be passed on	323,948	473,550	204,546	160,552
Interconnection / networking	402,499	425,376	402,499	425,376
Total	6,167,908	6,948,957	6,249,537	6,914,009

15. TAXES, CHARGES AND CONTRIBUTIONS

	Company		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Income taxes	48,474	846	75,589	22,893
Income and social contribution taxes payable (a)	48,474	846	75,589	22,893
Indirect taxes	1,342,702	1,320,511	1,369,427	1,367,345
ICMS	1,008,058	992,600	1,007,251	992,813
PIS and COFINS	179,680	195,660	201,534	235,573
Fust and Funttel	32,528	35,982	32,528	35,982
ISS, CIDE and other taxes	122,436	96,269	128,114	102,977
Total	1,391,176	1,321,357	1,445,016	1,390,238

Current	1,289,931	1,269,105	1,320,943	1,315,164
Noncurrent	101,245	52,252	124,073	75,074

(a) Income and social contribution taxes payable are stated net of payments based on estimates.

16. LOANS, FINANCING, LEASE AND DEBENTURES

16.1 - Loans, financing and finance lease

The loans, financing and finance lease are presented at fair value when applicable:

	Information at March 31, 2014			Company/Consolidated
	Currency	Annual interest rate	Maturity	03/31/2014	12/31/2013
Financing - BNDES	URTJLP (a)	TJLP + 0% to 9%	06/15/2020	2,247,980	2,441,897
Financing - BNDES	UMBND (b)	ECM (c) + 2.38%	07/15/2019	494,847	505,525
Financing - BNDES	R$	2.5% to 8.7%	01/15/2021	235,475	171,683
Loan - Mediocrédito	US$			-	3,547
Loans - BEI	US$	4.18% to 4.47%	03/02/2015	853,435	885,176
Financing - BNB	R$	10.00%	10/30/2016	199,233	224,958
BBVA commission		0.43%	02/28/2015	252	276
Finance lease	R$		08/31/2033	219,076	218,878
Total				4,250,298	4,451,940

Current				1,845,626	1,236,784
Noncurrent				2,404,672	3,215,156

(a) Long-term interest reference unit (URTJLP) used by the Brazilian Development Bank (BNDES) as the contractual currency in financing agreements.

(b) Currency unit based on a currency basket (UMBND) used by BNDES as a contractual currency in financing agreements based on funds raised in foreign currency.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

(c) The Currency Basket Charge (ECM) is a rate quarterly disclosed by BNDES.

Loans and financing

Brazilian Development Bank (BNDES)

•      In October 2007, a credit facility was approved for the Company to finance investment in products produced domestically. All of these funds have been withdrawn and investment thereof are proven and accepted by BNDES.

•      In August 2007, a financing facility of R$1,530,459 was taken out. Funds were released for the purpose of financing investment projects for implementation and expansion of the wireless capacity all over Brazil. Loans were released in installments and, as of December 31, 2011, no more funds were available for withdrawal. The agreement is effective for seven years. Principal will be repaid in 60 consecutive monthly installments as from September 15, 2009, after a two-year grace period.

•      On October 14, 2011, a R$3,031,110 credit facility was taken, which was adjusted to R$2,152,098 in 2013 in view of new negotiations of credit lines and products with the bank. These funds are used in investments for expansion and improvement of the current network, implementation of the infrastructure required for new technologies, from 2011 to 2013, and construction of a data center in Tamboré (São Paulo State) and social projects.

This agreement is effective for eight years, with its grace period ending July 15, 2014, when only interest will be paid, on a quarterly basis. After this period, interest will be paid and principal repaid within 60 consecutive monthly installments.

As the interest rates applied to two of the five sub-credit lines of this financing are lower than those prevailing in the market (TJLP and TJLP + 1.48%), this operation falls within the scope of IAS 20/CPC 7. Accordingly, the government grant by BNDES, adjusted to present value and deferred over the useful life of the financed asset item, resulted in a balance amounting to R$35,128 as of March 31, 2014 (R$19,950 as of December 31, 2013).

Through March 31, 2014, the amount of R$2,059,717 (R$2,059,717 through December 31, 2013) had been released.

•      In January 2010, a R$319,927 financing facility was approved by BNDES through its Investment Maintenance Program (BNDES PSI). Funds borrowed are used to improve the network capacity through acquisition of domestic equipment previously registered with BNDES (subject to Finame), and released as the investments made are proved. Through December 31, 2012, the amount of R$184,489 was released and the remaining balance of R$135,438 was canceled.

As the interest rates applied thereon are lower than those observable in the market (fixed interest rates varying from 4.5% to 5.5% p.a.), this operation falls within the scope of IAS 20/CPC 7. Accordingly, the government grant by BNDES, adjusted to present value and deferred over the useful life of the financed asset item, resulted in balance amounting to R$17,463 as of March 31, 2014 (R$18,745 as of December 31, 2013).

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

•      In November 2010 and in March 2011, credit facilities amounting to R$ 41,950 were approved. On December 28, 2012, a R$9,493 financing line was approved, repayable within 36 months, with six-month grace period for principal, fully released as the investments made are proved. Through March 31, 2014, R$ 51,443 (R$ 51,443 at December 31, 2013) had been released.

These transactions also fall within the scope of IAS 20/CPC 7 because the interest rate is lower than the observable market rates (fixed interest rates varying from 2.5% to 5.5% p.a.), and government grants by BNDES, adjusted to present value, resulted as of March 31, 2014  in the amount of R$1,565 (R$1,858 at December 31, 2013).

•      In December 2010, BNDES, through its Investment Maintenance Program (BNDES PSI), approved a R$5,417 financing facility for the Company. At March 31, 2014, this balance amounted to R$1,660 (R$1,720 at December 31, 2013). This transaction also falls within the scope of IAS 20/CPC 7 because its interest rate is lower than the observable market rate (fixed interest rate of 5.5% p.a.), and the BNDES grant, adjusted to present value, resulted  as of March 31, 2014  in the amount of R$275 (R$287 at December 31, 2013).

•      On December 28, 2012, R$21,783 and R$331,698 financing facilities were approved at the rate of 2.5% p.a., for 60 months, with a 24-month grace period for principal, and released as the investments made are proved. Through March 31, 2014, R$105,607 (R$18,184 at December 31, 2013) had been released.

•      On August 1, 2013, financing facilities totaling R$4,030 were approved at annual interest rate of 3.5%, for 60 months, with a 24-month grace period for principal, and released as the investments made are proved. Through March 31, 2014, R$4,030 (R$4,030 at December 31, 2013) had been released.

Médiocrédito

Loan taken out in 1993 by Telecomunicações Brasileiras S.A. (Telebrás) from Instituto Centrale per il Credito a Médio Termine (Mediocredito Centrale) amounting to US$45,546, with semiannual repayments, in order to build rural telephony via satellite in the state of Mato Grosso. In February 2014, this contract was fully settled by the Company.

Banco Europeu de Investimentos - BEI

A financing credit line of €250 million taken out (equivalent to US$ 365 million at contract date). Funds were released in two installments, the first of which on December 19, 2007, and the second on February 28, 2008. The agreement will be effective for seven years, with principal amount repayment in two installments, on December 19, 2014 and March 2, 2015. Interest is collected on a semiannual basis, according to each release date. This financing is secured with a swap  agreement that converts the currency risk into a percentage of CDI variation.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

Banco do Nordeste – BNB

On January 29, 2007 and October 30, 2008, credit facilities amounting to R$ 247,240 and R$ 389,000 were taken out. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. This agreement will be effective for ten years, with principal to be repaid in 96 installments, after a two-year grace period.

Finance lease

Finance leases, whereby all risks and rewards of ownership of the leased item are substantially transferred to the Company, are capitalized at the inception of the lease at fair value of the leased asset or, if lower, the present value of minimum lease payments. Initial direct costs incurred in the transaction are added to cost, where applicable.

The Company has entered into agreements classified as finance lease as a lessee, for: i) lease of towers and rooftops, deriving from a sale and finance leaseback transaction; ii) lease of IT equipment; and iii) lease of infrastructure and transmission media deriving from construction projects in conjunction with another operator, based on optical network associated to the power transmission grid, connecting cities in the Northern region of Brazil to the domestic backbone of the Company. The residual value of referred  assets remained unaltered through sale thereof and a liability corresponding to the present value of the mandatory minimum payments under said agreements was recognized.

The amounts recorded in property, plant and equipment are depreciated over the shorter of the estimated useful life of the assets or the lease term.

The consolidated balance of amounts payable referring to aforementioned transactions comprises the following effects:

	Consolidated
	03/31/2014	12/31/2013
Nominal amount payable	683,214	646,159
Unrealized financial expenses	(464,138)	(427,281)
Present value payable	219,076	218,878

Current	25,636	19,342
Noncurrent	193,440	199,536

Consolidated aging list of finance lease at March 31, 2014 is as follows:

	Consolidated
	Nominal amount payable	Present value payable
Within 1 year	29,175	25,636
From 1 to 5 years	99,579	68,886
Above 5 years	554,460	124,554
Total	683,214	219,076

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

There are no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue for the quarter ended March 31, 2014.

16.2 – Debentures

	Information at March 31, 2014			Company/Consolidated
	Currency	Charges	Maturity	03/31/2014	12/31/2013
Debentures (4th issue) -1st and 2nd seriries	R$	106.00% to 106.8% of CDI	10/15/2015	767,396	748,233
Debentures (4th issue) - 3rd series	R$	IPCA+7.00%	10/15/2014	98,537	95,351
Debentures (1st issue) - Minas Comunica	R$	IPCA+0.50%	07/05/2021	78,567	76,722
Debentures (3rd issue)	R$	100.00% of CDI + 0.75%	09/10/2017	2,012,888	2,060,444
Debentures (4th issue)	R$	100.00% of CDI + 0.68%	04/25/2018	1,356,853	1,322,900
Issue cost	R$			(1,895)	(2,035)
Total				4,312,346	4,301,615

Current				295,675	286,929
Noncurrent				4,016,671	4,014,686

4th issue debentures – 1st, 2nd and 3rd series

On September 4, 2009, the Board of Directors approved the 4th public issue by that company of junior unsecured registered nonconvertible debentures, maturing over a ten-year period.

Total issue amounted to R$810 million, basic offering of which corresponded to R$600 million, plus R$210 million due to full exercise of the additional debentures option. Total 810,000 (eight hundred ten thousand) debentures were issued in three series: 98,000 debentures in the 1st series, 640,000 in the second series and 72,000 in the third series. The number of debentures allocated to each series was mutually agreed between Vivo Part. and the lead coordinator of the offer after completion of the book-building procedure.

Funds obtained through this issue were used for payment of the full principal amount of the debt represented by the 6th issue of promissory notes and to support the working capital.

On October 15, 2012, the Company reset the terms for the 1st series at 106.00% of CDI as approved by the Board of Directors in a meeting held on July 24, 2012. The total amount reset was R$93,150 and the Company redeemed debentures held by dissenting debenture holders in the amount of R$4,850, and kept them in treasury for later cancellation.

On October 15, 2013, the Company reset all terms for the 2nd series as approved by the Board of Directors in a meeting held on September 19, 2013. The total amount reset was R$640 million at 106.80% CDI, and a new term was scheduled, namely, October 15, 2015.

Transaction costs related to these issues, amounting to R$ 38 at March 31, 2014 (R$ 55 at December 31, 2013) were allocated in a reducing account in liabilities as costs to be incurred and are recognized as financial expenses, according to the contractual maturities of this issue. The effective rate of this issue, considering transaction costs, is 112.13% of CDI.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

3rd series is expected to be reset on October 15, 2014.

At March 31, 2014, total balance was R$865,933 (R$843,584 at December 31, 2013).

1st issue debentures – Minas Comunica

Abiding by the SMP Service Agreement, in compliance with Public Selection No. 001/07, the state of Minas Gerais, through the State Department for Economic Development, has undertaken to subscribe debentures within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universal Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) – FUNDOMIC. Under the terms of this program, SMP services would be available to 134 locations in the areas registered under Nos. 34, 35 and 38.

Also under the program, 5,550 junior unsecured registered nonconvertible debentures, with no stock certificates issued, would be issued in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st series of the 1st issue, amounting to R$ 6,210. In March 2008, for the service in 42 locations, 1,739 debentures were issued in the 2nd series of the 1st issue, amounting to R$ 17,390. At December 31, 2008, for the service in 77 locations, 3,190 debentures were issued in the 3rd series of the 1st issue, amounting to R$ 31,900, thus completing the program to provide services to 134 locations in the state of Minas Gerais.

At March 31, 2014, total balance was R$78,567 (R$76,722 at December 31, 2013).

3rd issue debentures – Fund raised by the Company

On July 24, 2012, the Company’s Board of Directors approved a proposal to raise funds from local financial market though issue of junior nonconvertible debentures of the Company, amounting up to R$2 billion, with a maximum seven-year term and firm underwriting.

On September 10, 2012, total 200,000 (two hundred thousand) junior unsecured registered nonconvertible debentures were issued in a single series, with par value of R$10,000.00 (ten thousand reais), totaling R$2 billion, under the terms of CVM Rule No. 476, of January 16, 2009, for public distribution with limited placement efforts.

Remuneration is 100.00% of CDI, plus a spread of 0.75% p.a., based on 252 working days. These debentures yield interest with semiannual payments, with interest accrual period of five years, maturing on September 10, 2017. The par value of the debentures will be fully repaid in a lump sum, at maturity date.

Debentures are not subject to scheduled reset.

Funds obtained through this limited offering were allocated to: (i) direct investments in 4G wireless telephony services, more specifically to settle the price of the authorization obtained in the 4G auction; and (ii) sustaining liquidity and rescheduling of other debts already assumed by the Company.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

Transaction costs in connection with this issue, amounting to R$ 727 as of March 31, 2014 (R$ 780 as of December 31, 2013), were allocated to a contra-liabilities account as deferred cost and are recognized as financial expenses, under the contractual terms of this issue.

At March 31, 2014, total balance was R$2,012,888 (R$2,060,444 at December 31, 2013).

4th issue debentures – Fund raised by the Company

On April 11, 2013, Company Board of Directors approved a proposal to raise funds in the local market by issuing junior nonconvertible debentures in the amount of R$ 1.3 billion, so as to maintain the Company’s liquidity to honor its future financial commitments.

The net proceeds from this issue will be fully used in amortizing future debts, in capital expenditures for the projects developed and in improving the Company’s financial liquidity.

Total 130,000 debentures were issued (one hundred and thirty thousand), with par value of R$10,000.00 (ten thousand reais). The debentures have a five-year (5) maturity as from their issue date, April 25, 2013, thereby maturing at April 25, 2018. The par value of debentures will not be monetarily restated. The balance due of debentures par value will be subject to interest corresponding to 100% (one hundred percent) of the one-day extra-group accumulated variation of average daily rates of interbank deposits (DI), expressed as an yearly percentage, based on 252 (two hundred and fifty-two) working days, calculated and published daily by CETIP S.A. – Organized Markets (CETIP), plus spread of 0.68% (sixty-eight hundredths percent) p.a., based on 252 (two hundred and fifty-two) working days (Remuneration). The Remuneration shall be calculated exponentially and cumulatively on a pro rata temporis by working days elapsed since the issue date or the remuneration payment date immediately before that, as the case may be, until the effective payment date. Banco Itaú BBA S.A. was the lead coordinator. The transaction costs associated with this issue amounted R$ 1,130 at March 31, 2014 (R$ 1,200 at December 31, 2013).

At March 31, 2014, total balance was R$1,356,853 (R$1,322,900 at December 31, 2013).

16.3 - Payment schedule

At March 31, 2014, breakdown of noncurrent loans, financing, finance lease and debentures by year of maturity is as follows:

Year	Company / Consolidated
2015	1,118,647
2016	538,443
2017	2,494,506
2018	1,807,240
2019	304,616
From 2020 onwards	157,891
Total	6,421,343

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

16.4 - Covenants

The Company has loans and financing taken out from BNDES, the balance of which as of March 31, 2014 was R$2,739,449 (R$ 2,943,462 as of December 31, 2013). In accordance with the agreements, there are financial and economic ratios that should be considered on a semiannual and annual basis. At this same date, all economic and financial ratios provided for under the agreements in effect were met.

Fourth issue debentures, series 1, 2 and 3, net of issue costs, as of March 31, 2014 amounted to R$865,895 (R$843,530 as of December 31, 2013) and have economic and financial ratios that should be calculated on a quarterly basis. At this same date, all economic and financial ratios provided for under the agreements were met.

Third issue debentures, single series, the net balance of the costs of issuance on March 31, 2014 was R$ 2,012,161 (R$ 2,059,664 at December 31, 2013), have economic and financial indices that must be determined quarterly.  At this same date, all economic and financial ratios provided for under the agreements were met.

Fourth issue debentures, single series, the net balance of the costs of issuance on March 31, 2014 was R$ 1,355,723 (R$ 1,321,700 at December 31, 2013), have economic and financial ratios to be calculated quarterly.  At this same date, all economic and financial ratios provided for under the agreements were met.

Debentures of Minas Comunica Program, amounting to R$ 78,567 as of March 31, 2014 (R$ 76,722 at December 31, 2013), includes covenants as for in-court and out-of-court reorganization, liquidation, spin-off, insolvency, voluntary bankruptcy or bankruptcy, lack of payment, noncompliance with non-fiduciary commitments and compliance with certain financial ratios. On the same date, all these covenants were met.

Loans, financing and debentures of the notes presented in Tables 16.1 and 16.2, respectively, have specific provisions for penalty in case of breach of contract. A breach of contract provided for in the agreements made with the institutions listed above is characterized by noncompliance with covenants, breach of a clause, resulting in the early settlement of the contract.

16.5 - Guarantees

At March 31, 2014, guarantees were given for part of loans and financing of the Company, as follows:

Banks	Loans/financing balance	Guarantees
Brazilian Development Bank (BNDES)	R$1,767,320 (URTJLP) R$494,847 (UMBND) R$235,475 (PSI)

•       Agreement (2007) R$128,566: Guarantee in receivables referring to 15% of the higher of debt balance or 4 (four) times the highest installment.

•       Agreement (PSI) R$235,475: disposal of financed asset items.

•       Agreement (2011) R$2,133,601: Guarantee in receivables referring to 15% of the higher of debt balance or 4 (four) times the highest installment.

European Investment Bank (BEI)	R$853,435	• Commercial risk guaranteed by Banco BBVA Spain.
Banco do Nordeste do Brasil S.A. - BNB	R$199,233

•       Bank guarantee provided by Banco Bradesco S.A. amounting to approximately 100% of the financing obtained.

•       Establishing a liquid fund comprising short-term investments at amounts equivalent to 3 (three) repayment installments by reference to the average post-grace period installment.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

16.6 – Changes

Changes in loans and financing, debentures and finance lease are as follows:

	Company/Consolidated
	Loans and financing	Debentures	Finance lease
Balance at December 31, 2013	4,233,062	4,301,615	218,878
Inflows	87,422	-	-
Financial charges	51,821	107,180	837
Monetary and exchange restatement	(46,346)	3,701	-
Write-offs (payments)	(294,737)	(100,150)	(639)
Balance at March 31, 2014	4,031,222	4,312,346	219,076

17. DIVIDENDS AND INTEREST ON EQUITY (IOE)

Dividend and interest on equity receivable and payable are as follows:

a)  Breakdown of receivables:

	Company		Consolidated
	03/31/2014	12/31/2013	12/31/2013
Aliança	-	1,140	1,140
TData	59,206	59,206	-
Total	59,206	60,346	1,140

b)  Changes in receivables:

	Company	Consolidated
Balance at December 31, 2013	60,346	1,140
Dividends and interest on equity received	(1,140)	(1,140)
Balance at March 31, 2014	59,206	-

For the cash flow statement, interest on equity and dividends received from the subsidiary are allocated to the Investing Activity.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

c)  Breakdown of payables:

	Company/Consolidated
	03/31/2014	12/31/2013
Telefónica Internacional S.A.	-	192,990
SP Telecomunicações Participações Ltda.	-	121,135
Telefónica S.A.	-	159,590
Telefónica Chile S.A.	-	382
Noncontrolling interests	609,582	713,459
Total	609,582	1,187,556

d)  Changes in payables:

Company/ Consolidated
Balance at December 31, 2013	1,187,556
Supplementary dividends for 2013	1,043,000
Dividends and interest on equity paid	(1,620,974)
Balance at March 31, 2014	609,582

Interest on equity and dividends not claimed by shareholders expire within three years from the date payment commences. Should dividends and interest on equity expire, these amounts are recorded against equity for subsequent distribution.

For the cash flow statement, interest on shareholders´ equity and dividends paid to shareholders is recognized in the Financing Activity group.

18.  PROVISIONS

a)  Breakdown/Changes:

	Company
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liability (PPA) (a)	Provision for decommissioning (b)	Total
Balances at December 31, 2013	988,180	2,133,934	970,403	275,677	235,998	4,604,192
Inflows	42,999	151,391	100,741	-	6,803	301,934
Write-offs due to payments	(32,769)	(35,636)	(23,440)	-	-	(91,845)
Write-offs due to reversal	(8,520)	(19,689)	(25,144)	(9,230)	(6,437)	(69,020)
Monetary restatement	9,899	37,759	33,184	4,565	-	85,407
Balances at March 31, 2014	999,789	2,267,759	1,055,744	271,012	236,364	4,830,668

At March 31, 2014
Current	92,015	-	516,331	-	-	608,346
Noncurrent	907,774	2,267,759	539,413	271,012	236,364	4,222,322

At December 31, 2013
Current	92,712	-	468,691	-	-	561,403
Noncurrent	895,468	2,133,934	501,712	275,677	235,998	4,042,789

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

	Consolidated
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liability (PPA) (a)	Provision for decommissioning (b)	Total
Balances at December 31, 2013	988,180	2,148,800	970,403	275,677	240,753	4,623,813
Inflows	42,999	151,404	100,741	-	6,803	301,947
Write-offs due to payments	(32,769)	(35,636)	(23,440)	-	-	(91,845)
Write-offs due to reversal	(8,520)	(19,689)	(25,144)	(9,230)	(6,437)	(69,020)
Monetary restatement	9,899	38,022	33,184	4,565	-	85,670
Balances at March 31, 2014	999,789	2,282,901	1,055,744	271,012	241,119	4,850,565

At March 31, 2014
Current	92,015	-	516,331	-	-	608,346
Noncurrent	907,774	2,282,901	539,413	271,012	241,119	4,242,219

At December 31, 2013
Current	92,712	-	468,691	-	-	561,403
Noncurrent	895,468	2,148,800	501,712	275,677	240,753	4,062,410

(a)  Refers to contingent liabilities arising from PPA generated in acquisition of the controlling interest of Vivo Participações S.A. in 2011.

(b)  Refer to costs to be incurred to return the sites (locations for installation of base radio, equipment and real estate) to their respective owners in the same conditions as they were at the time of execution of the initial lease agreement.

The Company, as an entity and also as successor to the merged companies, and its subsidiaries are a party in labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for those cases in which an unfavorable outcome is considered probable.

18.1 Provisions and labor contingencies

	Amounts involved
	Company		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Nature/Degree of risk
Probable provisions	999,789	988,180	999,789	988,180
Possible contingencies	330,636	313,536	330,636	313,536

Provisions and labor contingencies involve labor claims filed by former employees and employees at outsourced companies (the later alleging joint or subsidiary liability) claiming for, among other issues, overtime, salary equalization, post-retirement salary supplements, job hazard premium, additional for unhealthy work conditions and claims related to outsourced services.

The Company is also defendant in labor claims filed by retired former employees regarding the Medical Care Plan for Retired Employees (PAMA), which require, among other issues, the annulment of the change occurred in such plan. The claims, in their majority, await decision by the Regional Labor Court of São Paulo. Based on the opinion of its legal advisors and the current jurisdictional benefits, management considers this claim as a possible risk. No amount has been allocated for these claims, since in the case of loss, it is not possible to estimate the corresponding amount payable by the Company.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

Additionally, the Company is party to public civil actions filed by the Department of Labor, in respect to the decision to restrain the Company from continuing to hire outsourced companies to carry out the Company’s main activities. No amounts were allocated to the possible likelihood of an unfavorable outcome related to these public civil actions in the table above, since in these phases, in the event of loss, it is not possible to estimate the Company’s monetary loss.

18.2 Provisions and tax contingencies

	Amounts involved
	Company		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Nature/Degree of risk
Probable provisions	2,267,759	2,133,934	2,282,901	2,148,800
Federal	2,186,054	2,027,232	2,201,196	2,042,098
State	64,181	91,923	64,181	91,923
Municipal	17,524	14,779	17,524	14,779

Possible contingencies	16,317,839	16,080,392	16,467,760	16,246,407
Federal	3,868,182	3,904,297	3,879,522	3,913,929
State	7,147,380	7,007,705	7,209,605	7,088,859
Municipal	629,132	579,556	630,452	580,853
ANATEL	4,673,145	4,588,834	4,748,181	4,662,766

Provisions for probable tax contingencies

Federal taxes

At March 31, 2014, the Company and subsidiary were party to administrative and judicial proceedings relating to: (i) additional contributions to the FGTS on deposits made by employees (the issue does not result in the reduction of part of FGTS deposits made by the Company on behalf of its employees); (ii) claims resulting from the non-ratification of compensation and refund requests, formulated by the Company; (iii) social contributions relating to a supposed failure to pay 11% on the value of invoices, billing and receipts from service providers hired for the transfer of labor; (iv) CIDE levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties; (v) fixed: non-inclusion of interconnection and EILD expenses in the FUST base and Wireless carriers: non-inclusion of revenues from interconnection in the FUST tax base; (vi) contribution to Empresa Brasileira de Comunicação, created by Law No. 11,652/08; (vii) TFI/TFF on mobile stations; (viii) IRRF on Interest on shareholders´ Equity; (ix) Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (x) IRPJ/PIS/COFINS resulting from the non-ratification of offset and refund requests made by the Company and its subsidiaries; (xi) Social Investment Fund (Finsocial) offset amounts; (xii) failure to pay withholding social contribution levied on services rendered, remuneration, salaries and other salary bases; (xiii) COFINS – Requirement resulting from non-inclusion of financial income into the tax base; (xiv) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/98; and (xv) Tax on Net Income (ILL).

At March 31, 2014, total consolidated provisions amounted to R$ 2,201,196 (R$ 2,042,098 at December 31, 2013).

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

State taxes

At March 31, 2014, the Company or its subsidiary were parties to administrative and judicial proceedings in progress referring to (i) ICMS tax credits on electric power and tax credits without documentation (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS tax incentives for cultural projects; and (iv)  environmental administrative fine.

At March 31, 2014, total consolidated provisions amounted to R$ 64,181 (R$ 91,923 at December 31, 2013).

Municipal taxes

At March 31, 2014, the Company and its subsidiary were parties to tax claims at a municipal level, in the judicial sphere which, based on the opinion of its legal advisors, are classified as a probable loss.

These proceedings relate to: (i) IPTU, (ii) ISS levied on chattel lease services and secondary and complementary activities, and (iii) Surveillance, Control and Inspection Fee (TVCF).

At March 31, 2014, total consolidated provisions amounted to R$ 17,524 (R$ 14,779 at December 31, 2013).

Possible tax contingencies

Federal taxes

At March 31, 2014, the Company and its subsidiary were parties to various administrative and judicial proceedings, at the federal level, which are ongoing in various court levels.

Key proceedings refer to: (i)  protest letters due to non-ratification of compensation requests made by the Company; (ii)  social security contribution (INSS) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Occupational Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment); (iii)  IRRF on the funds remittance abroad related to technical services and to administrative support and similar services, as well as royalties; (iv)  PIS levied on roaming; (v)  CPMF levied on operations resulting from the technical cooperation agreement with the National Treasury Department (STN) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign-exchange contracts required by the Brazilian Central Bank; (vi)  IRPJ and CSLL related to deductions on revenues from reversal of provisions; (vii)  IRPJ and CSLL - disallowance of costs and sundry expenses not evidenced; (viii)  deductions of COFINS from loss in swap transactions; (ix)  PIS / COFINS accrual basis versus cash basis; (x)  IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of Espírito Santo State (FUNRES); and (xi)  IRPJ on derivative operations; (xii)  IRPJ and CSLL – disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S.A., goodwill arising from the privatization process and corporate restructuring of Vivo (merged into the Company on July 1, 2013) and goodwill arising from merger of Navytree and TDBH.

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

At March 31, 2014, total consolidated provisions amounted to R$ 3,879,522 (R$ 3,913,929 at December 31, 2013).

State taxes

At March 31, 2014, the Company and its subsidiary were parties to various administrative and judicial proceedings related to ICMS, at the state level, which are ongoing in various court levels.

Key proceedings refer to: (i)  provision of facility, utility and convenience services and rental of the “Speedy” service modem; (ii)  international calls (DDI); (iii)  undue credit related to the acquisition of items intended to property, plant and equipment and lack of proportionate credit reversal referring to the acquisition of property, plant and equipment items; (iv) amounts unduly appropriated as ICMS tax credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing, (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services (Agreement 69/98); (x) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred collection of ICMS - interconnection (DETRAF – Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the Company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii) card donation for prepaid service activation; (xviii) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption from public bodies); (xix) DETRAF fine, (xx) ICMS on own consumption; (xxi) ICMS on exemption of public bodies; (xxii) issue of invoices with negative ICMS amounts; and (xxiii) new tax register bookkeeping without previous authorization by tax authorities.

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

At March 31, 2014, total consolidated provisions amounted to R$ 7,209,605 (R$ 7,088,859 at December 31, 2013).

Municipal taxes

At March 31, 2014, the Company and its subsidiary were parties to various administrative and judicial proceedings, at the municipal level, which are ongoing in various court levels.

Key proceedings refer to: (i)  ISS – secondary activities, value added and supplementary services; (ii)  withholding ISS; (iii)  IPTU; (iv)  Land Use Fee; (v)  municipal fees; (vi)  tariff for Use of Mobile Network (TUM), infrastructure lease; (vii)  advertising services; (viii)  services provided by third parties; (ix)  business management consulting services provided by Telefónica Internacional (TISA); and (x)  ISS tax levied on caller ID services and on cell phone activation and (xi) ISS on continuous rendered service, provision, reversal and cancelled invoices.

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

At March 31, 2014, total consolidated provisions amounted to R$ 630,452 (R$ 580,853 at December 31, 2013).

ANATEL

Universal Telecommunication Services Fund (FUST)

Injunction petitioned separately by landline and wireless carriers for acknowledgement of their right to: Landline phone carriers: non-inclusion of interconnection and EILD expenses in the FUST base and Wireless carriers: non-inclusion of interconnection revenue in the FUST base, pursuant to Abridgement No. 7, of December 15, 2005, since it disagrees with the provisions of the sole paragraph, article 6, of Law No. 9,998/00, which are waiting to be tried in the court of appeals.

A number of delinquency notices referring to debit entry issued by ANATEL at the administrative level to set up the tax credit related to interconnection, EILD and other revenues that are not earned from the provision of telecommunications services.

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

At March 31, 2014, total consolidated provisions amounted to R$ 2,224,653 (R$ 2,185,034 at December 31, 2013).

Telecommunications Technology Development Fund (FUNTTEL)

At March 31, 2014, the Company and its subsidiary were parties to administrative and judicial proceedings which are waiting to be tried at the lower administrative court and the court of appeals. Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

At March 31, 2014, total consolidated provisions amounted to R$ 673,828 (R$ 664,386 at December 31, 2013).

Telecommunications Inspection Fund (FISTEL)

Upon extension of the effective license period to use telephone switches in connection with use of STFC (landline phone carriers) and extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges the Installation Inspection Fee (TFI).

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. The Company understands that such collection is unjustified, and separately challenged the aforesaid fee in court.

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

At March 31, 2014, total consolidated provisions amounted to R$ 1,847,426 (R$ 1,811,104 at December 31, 2013), without the respective judicial deposit.

Public Price for Numbering Resource Management (PPNUM)

The Company, along with other wireless carriers in Brazil, is challenging in court the tariff charged by ANATEL for use by such carriers of the numbering resources managed by the agency. When charged by ANATEL, Vivo (merged into the Company on July 1, 2013) made a judicial deposit referring to the amounts payable. On April 23, 2009, the carriers received a favorable sentence and the lawsuit is currently waiting to be tried at the court of appeals.

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

At March 31, 2014, total consolidated provisions amounted to R$ 2,274 (R$ 2,242 at December 31, 2013).

18.3 Provisions, civil and regulatory contingencies

	Amounts involved
	Company		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Nature/Degree of risk
Probable provisions	1,055,744	970,403	1,055,744	970,403
Civil	642,009	599,868	642,009	599,868
Regulatory	413,735	370,535	413,735	370,535

Possible contingencies	3,512,055	3,366,707	3,512,055	3,366,707
Civil	1,781,889	1,681,450	1,781,889	1,681,450
Regulatory	1,730,166	1,685,257	1,730,166	1,685,257

Provisions for probable civil contingencies

•           The Company is party to proceedings that involve right to receive supplementary amounts from shares calculated in relation to the network expansion plan after 1996 (supplement of shares proceedings). These proceedings involve various phases: 1st level, Court of Justice and Supreme Court of Justice. At March 31, 2014, considering the degree of risk involved, consolidated provision amounted to R$ 39,086 (R$ 37,191 at December 31, 2013).

•           The Company is party to proceedings of a civil nature, in the administrative and judicial spheres, the subject of which are rights relating to the provision of services. These proceedings are filed by individual consumers, civil associations representing consumer rights, PROCON, as well as the State and Federal Public Prosecutor’s Offices. Similarly, the Company is defendant or plaintiff in other proceedings the subject of which relates to matters other than those under the normal course of business. At March 31, 2014, total consolidated provisions amounted to R$ 507,924 (R$ 469,149 at December 31, 2013).

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

•           The Company is also involved in various lawsuits filed by individual consumers, with similar characteristics, which individually are not considered to be material, based on provision analysis, the historical average of losses in similar proceedings. At March 31, 2014, total consolidated provisions amounted to R$ 94,999 (R$ 93,528 at December 31, 2013).

Provisions for probable regulatory contingencies

The Company is party to administrative proceedings against ANATEL, which were filed based on alleged noncompliance with obligations set forth in industry regulations, as well as in legal claims discussing sanctions by ANATEL at the administrative level. The likelihood of loss in these proceedings is probable and at March 31, 2014 consolidated provisions amounting to R$ 413,735 (R$ 370,535 at December 31, 2013) consolidated were set up.

Possible civil contingencies

•      Community Telephone Plan – PCT: Refers to a Public Civil Action to which the Company is a party and which is related to the PCT, a plan that allows purchasers of telephone line expansion plans who did not receive shares for their financial investment to claim indemnity rights, in the municipality of Mogi das Cruzes. Total consolidated provisions amounted to R$295,377 at March 31, 2014 (R$281,059 at December 2013). These proceedings were assessed as a possible loss by legal counsel. The São Paulo State Court of Justice (TJSP) has reversed the decision and deemed the claim groundless. The carriers association of Mogi das Cruzes (plaintiff) filed a special appeal to reverse that decision, which is currently awaiting a decision.

•      Class actions filed by SISTEL Members Association (ASTEL) in São Paulo State, whereby SISTEL members in São Paulo State question the changes made in the health care plan for retired employees (PAMA), and that former conditions are restored. The claim is still at the appeal stage, pending a decision by the court of appeals, which changed the dismissal decision. The likelihood of loss in these proceedings was deemed as possible by legal counsel. The amount is not measurable and the claims are uncertain due to their unenforceability, since it would be necessary to restore the plan to its previous conditions.

•      Public civil actions filed by ASTEL - SISTEL Members Association in São Paulo State and FENAPAS - National Federation of Associations of Retirees, Pensioners and Pension Funds Members of the Telecommunications Industry, both against SISTEL, the Company and other carriers, seeking annulment of PBS pension plan spin-off, claiming “the dismantling of SISTEL Foundation supplementary pension system”, which originated several specific PBS-mirrors plans, and respective allocation of resources deriving from technical surplus and tax contingencies at the time of the spin-off. The likelihood of loss in these proceedings was deemed as possible by legal counsel. The amount is not measurable and the claims are uncertain due to their unenforceability, since it would be necessary to restore SISTEL's spun-off fund related to carriers of the former Telebrás System.

•      The Public Prosecutor’s Office of São Paulo State began a public class action claiming moral and property damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The Public Prosecutor’s Office suggested that the indemnification to be paid should be R$ 1 billion. The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

Conversely, in the event that the number of claiming consumers is not in line with the gravity of damages, after the lapsing of one year, the judge determined that the amount of R$ 60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate the number of consumers who will individually file suits nor the amounts claimed thereby. The parties filed an appeal on the merits of the case. The judgment effects are in abeyance. No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since, in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

•      The Company is involved in other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor’s Office. It is also involved in other claims of several types related to the normal course of business. Total contingency amounts to R$ 1,472,993  at March 31, 2014 (R$1,383,932 December 31, 2013), whose likelihood of an unfavorable outcome has been assessed by their legal advisors as possible.

•      The Company has received fines regarding the noncompliance with SAC Decree. We currently have various actions (administrative and judicial proceedings), where the likelihood of an unfavorable outcome has been assessed by legal advisors as possible, amounting to at March 31, 2014 R$ 13,519 (R$ 16,459 at December 31, 2013).

•      Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda (Lune), a Brazilian company, proposed the lawsuit on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina". The purpose of that lawsuit it to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable sentence was passed determining that the Company should refrain from selling mobile phones with Caller ID service (Bina), subject to a daily fine of R$ 10,000.00 (ten thousand reais) in case of noncompliance. Furthermore, according to the sentence passed, Vivo (merged into the Company on July 1, 2013) must pay indemnification for royalties to be calculated in settlement. Motions for Clarification were opposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. Bill of review appeal in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. Bill of review for appeal at sentence phase pending decision. We believe that the likelihood of an unfavorable outcome has been assessed by legal advisors as possible. There is no way to determine the extent of potential liabilities with respect to this claim.

•      Validity of prepaid plan: The Company and other wireless carriers are defendants in several lawsuits filed by the Public Prosecutor’s Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period.  Conflicting decisions were handed down by courts on the matter. Although we believe that our criteria for the period determination comply with ANATEL standards, the likelihood of an unfavorable outcome has been assessed by legal advisors as possible, except for collective actions against Telemig, for which the probability of an unfavorable outcome in relation to this claim is deemed remote, also based on the opinion of our legal advisors.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

•       Possible regulatory contingencies

•      The Company is party to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level, rating the likelihood of loss as possible, at March 31, 2014, amounting to R$1,730,166 (R$ 1,685,257 at December 31, 2013).

•      Administrative proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP-related radiofrequencies. Under clause 1.7 of the Authorization Terms that grant right of use of SMP-related radiofrequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment.

However, ANATEL determined that the 2% charge should be calculated on revenue from service plans and also on revenue from interconnection services, which is not provided for by clause 1.7 of the referred to Authorization Terms.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative proceedings challenging these charges, based on ANATEL’s position.

According to the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

18.4 Guarantees

At March 31, 2014, the Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as follows:

	Consolidated
	Properties and equipment items	Judicial deposits and garnishments	Letter of guarantee
Civil, labor and tax	170,816	4,511,814	2,343,037
Total	170,816	4,511,814	2,343,037

In addition to the guarantees presented above, at March 31, 2014, the Company and its subsidiaries had amounts under short-term investment frozen by the courts (except for loan-related investments), amounting to R$ 52,454 - consolidated (R$ 46,451 at December 31, 2013).

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

19. DEFERRED REVENUE

	Company		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Activation revenue (a)	108,702	114,503	113,374	120,521
Services and goods (b)	697,409	673,810	697,409	673,810
Disposal of PP&E c	125,214	123,063	125,214	123,063
Government grants (d)	54,431	40,840	54,431	40,840
Customer loyalty program (e)	91,729	91,763	91,729	91,763
Donation of equipment (f)	9,937	11,076	9,937	11,076
Other revenues	11,145	10,139	11,145	10,139
Total	1,098,567	1,065,194	1,103,239	1,071,212

Current	844,683	812,843	848,397	817,551
Noncurrent	253,884	252,351	254,842	253,661

a)      Refers to the deferral of activation revenue (fixed) recognized in income over the estimated period of duration of the customer plan

b)      Refers to the balances of agreements of prepaid services revenue and multi-element operations, which are recognized in income to the extent that services are provided to customers.

c)      Refers to net balance of the residual value from disposal of non-strategic towers and rooftops to be transferred to income upon compliance with conditions for recognition in books.

d)      Refers to government grant deriving from funds raised with BNDES in a specific credit line (PSI Program), used in the acquisition of domestic equipment and registered at BNDES (Finame) and applied in projects to expand the network capacity, which have been amortized by the useful life of equipment.

e)      Refers to the loyalty point program maintained by the Company, which allows customers to accumulate points when paying their bills referring to use of services offered. The balance represents the Company’s estimate of customers’ exchanging points for goods and/or services in the future.

f)       Refers to the balances of network equipment donations from suppliers, which are amortized by the useful life of the referred to equipment.

20. OTHER LIABILITIES

	Company		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Third party withholdings	110,003	231,784	112,239	236,510
Amounts to be refunded to subscribers	48,282	52,418	52,364	56,746
Payables to related parties	282,653	257,519	107,296	105,164
Payable for license renewal	193,178	154,211	193,178	154,211
Other creditors	55,327	50,916	59,059	56,275
Total	689,443	746,848	524,136	608,906

Current	533,498	602,195	400,139	487,994
Non-current	155,945	144,653	123,997	120,912

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

21. EQUITY

a) Capital

Paid-in capital as of March 31, 2014 and December 31, 2013, amounted to R$ 37,798,110. Subscribed and paid-in capital is divided into shares without par value, as follows:

	Common shares		Preferred shares		Grand Total
Shareholders	Number	%	Number	%	Number	%, includes treasury shares	%, except treasury shares

Telefónica Internacional S.A.	58,859,918	15.43%	271,707,098	36.52%	330,567,016	29.37%	29.43%
Telefónica S.A.	97,976,194	25.68%	179,862,845	24.17%	277,839,039	24.68%	24.73%
SP Telecomunicações Participações Ltda	192,595,149	50.47%	29,042,853	3.90%	221,638,002	19.69%	19.73%
Telefónica Chile S.A.	696,110	0.18%	11,792	0.00%	707,902	0.06%	0.06%
Total companies of the group	350,127,371	91.76%	480,624,588	64.60%	830,751,959	73.81%	73.96%
other shareholders	31,208,300	8.18%	261,308,985	35.12%	292,517,285	25.99%	26.04%
Total outstanding shares	381,335,671	99.93%	741,933,573	99.72%	1,123,269,244	99.79%	100.00%

Treasury shares	251,440	0.07%	2,081,246	0.28%	2,332,686	0.21%	0.00%

Tota shares	381,587,111	100.00%	744,014,819	100.00%	1,125,601,930	100.00%	100.00%

Book value per share outstanding in R$:
March 31, 2014					37.84
December 31, 2013					38.19

According to its bylaws, the Company is authorized to increase its capital up to the limit of 1,350,000,000 (one billion three hundred and fifty million) shares, common or preferred. The capital increase and consequent issue of new shares are to be approved by the Board of Directors, subject to the authorized capital limit.  However, the Brazilian Corporation Law – Law No. 6,404/76, article 166, IV – establishes that capital may be increased through a Special Shareholders’ Meeting resolution held to decide about amendments to the Articles of Incorporation, if authorized capital increase limit has been reached.

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares are nonvoting, but have priority in the reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s Articles of Incorporation and clause II, paragraph 1, article 17, of Law No. 6,404/76.

b)  Bonus paid on acquisition of interest from non-controlling shareholders

In accordance with the accounting practices adopted in Brazil prior to the adoption of the IFRS/CPC, goodwill was recorded when shares were acquired at a higher value than their book value, generated by the difference between the book value of shares acquired and the transaction’s fair value. With the adoption of IAS 27R (IFRS 10 since 2013)/CPC 35 and 36, the effects of all acquisition of shares from non-controlling shareholders are recorded under equity when there is no change in the shareholding. Consequently, these transactions no longer generate goodwill or income, and the goodwill previously generated from acquisition from non-controlling shareholders were adjusted based on the Company’s equity. The acquisition of shares from non-controlling shareholders of Company subsidiaries totaled R$40,519. The balance of this account at March 31, 2014 and December 31, 2013 was R$70,448.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

c) Capital reserves

Special goodwill reserve

This represents the tax benefit generated by the merger of Telefonica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholders after the tax credits are realized under the terms of CVM Ruling No. 319/99. The balance of this account at March 31, 2014 and December 31, 2013 was R$63,074.

Other capital reserves

Other capital reserves are issue or capitalization in excess, in relation to the basic share value on the issue date. The balance of this account at March 31, 2014 and December 31, 2013 was R$2,735,930.

Treasury shares

These represent the Company’s treasury shares arising from: i) merger of TDBH (in 2006); ii) merger of Vivo Part. (in 2011), and iii) repurchase of common and preferred shares. As of March 31, 2014 and December 31, 2013, balance in this account amounted to R$ 112,107.

d) Income reserve

Legal reserve

The legal reserve is set up by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock. Legal reserve may only be used to increase capital or to offset accumulated losses. The balance of this account at March 31, 2014 and December 31, 2013 was R$1,285,797.

Tax incentive reserve

This reserve refers to the a 75% income tax reduction benefit to be applied on Profit from Tax Incentive Operations (PTIO) in the following areas: North of Minas Gerais State, Vale do Jequitinhonha and the states of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia and Roraima.

Pursuant to article 195-A of Law No. 6,404/76, the portion of profit subject to the incentive was also excluded from dividend calculation, and may be used only in the event of capital increase or loss absorption.

The balance of this account at March 31, 2014 and December 31, 2013 was R$1,699.

e) Dividends – interim and proposed

On February 25, 2014, the Company's Board of Directors approved the allocation of interim dividend amounting to R$1,043,000, based on income recorded in the fourth quarterly balance of 2013, to common and preferred shareholders enrolled with the Company through the end of March 10, 2014.  Payment of this interim dividend started on March 27, 2014.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

Unclaimed dividends

The dividends and interest on equity unclaimed by shareholders expire in 3 (three) years, as from the initial payment date, pursuant to article 287, paragraph II, item “a” of Law No. 6,404, of December 15, 1976. The Company reverses the amount of unclaimed dividends upon expiration to retained earnings.

f) Other comprehensive income

•      Financial instruments available for sale: Refer to fair value variations of financial assets available for sale. The balance at March 31, 2014 was (R$5,421) and (R$2,658 at December 31, 2013).

•      Derivative transactions: Derivative transactions refer to the effective part of cash flow hedges until the balance sheet date. The balance at March 31, 2014 was R$7,951 (R$6,610 at December 31, 2013).

•      Currency translation difference of investments abroad: Refers to currency translation differences arising from the conversion of financial statements of foreign subsidiaries. The balance at March 31, 2014 was R$12,042 (R$12,897 at December 31, 2013).

The breakdown of other comprehensive income for the three month period ended March 31, 2014.

	Consolidated
	Financial instruments available for sale	Operations with derivatives	Difference from translation of investment abroad	Total
Balances at 12/31/2013	(2,658)	6,610	12,897	16,849
Foreign exchange variation	(2,763)	-	-	(2,763)
Futures	-	1,341	-	1,341
Loss on financial assets available for sale	-	-	(855)	(855)
Balances at 3/31/14	(5,421)	7,951	12,042	14,572

22. NET OPERATING REVENUE

	Company		Consolidated
	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013
Telephony services	6,558,317	2,754,289	6,558,304	6,549,458
Network use	786,932	334,361	786,932	1,056,267
Data and SVA	3,899,967	1,352,625	4,318,705	3,854,114
TV Services	157,982	-	157,982	153,999
Other services (a)	244,249	183,082	303,980	322,350
Sales of goods and devices	818,907	-	862,603	888,588
Gross operating revenue	12,466,354	4,624,357	12,988,506	12,824,776

Tax	(2,995,997)	(1,006,057)	(3,098,334)	(3,118,953)
Rebates and returns	(1,276,308)	(468,329)	(1,278,242)	(1,150,339)
Deductions from gross operating revenue	(4,272,305)	(1,474,386)	(4,376,576)	(4,269,292)

Net operating revenue	8,194,049	3,149,971	8,611,930	8,555,484

(a) The amounts referring to infrastructure-related swap contracts, under the concept of agent and principal (CPC 30 and IAS 18), which were not recognized as costs and revenues for the three month periods ended  March 31, 2014 and 2013 were R$35,185 and R$16,778, respectively (Note 23).

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

No customer contributed more than 10% of gross operating revenue for the three month periods ended March 31, 2014 and 2013.

All amounts in net income are included in income and social contribution tax bases.

23. COST OF SALES AND SERVICES

	Company
	1st Quarter 2014				1st Quarter 2013
	Cost of goods sold and services rendered	Selling expenses	General and administrative expenses	Total	Cost of goods sold and services rendered	Selling expenses	General and administrative expenses	Total
Personnel	(107,810)	(370,667)	(124,557)	(603,034)	(68,594)	(110,398)	(96,974)	(275,966)
Material	(9,369)	(13,145)	(367)	(22,881)	(10,845)	(250)	(669)	(11,764)
Third party services	(815,644)	(1,402,172)	(172,887)	(2,390,703)	(449,237)	(431,429)	(61,104)	(941,770)
Interconnection and network use	(873,060)	-	-	(873,060)	(839,130)	-	-	(839,130)
Publicity and advertising	-	(203,035)	-	(203,035)	-	(21,816)	-	(21,816)
Rent, insurance, condominium fees and connection media (a)	(368,247)	(30,603)	(49,331)	(448,181)	(106,311)	(2,533)	(9,306)	(118,150)
Taxes, charges and contributions	(431,246)	(719)	(27,377)	(459,342)	(55,561)	(1,256)	(2,156)	(58,973)
Provision for reduction in recoverable value from accounts receivable	-	(196,448)	-	(196,448)	-	(80,152)	-	(80,152)
Depreciation and amortization	(1,100,806)	(234,193)	(103,698)	(1,438,697)	(535,598)	(119,815)	(12,996)	(668,409)
Cost of goods sold	(488,099)	-	-	(488,099)	-	-	-	-
Other operating goods and expenses	(919)	(32,515)	(9,234)	(42,668)	(62)	(5,217)	874	(4,405)
Total	(4,195,200)	(2,483,497)	(487,451)	(7,166,148)	(2,065,338)	(772,866)	(182,331)	(3,020,535)

	Consolidated
	1st Quarter 2014				1st Quarter 2013
	Cost of goods sold and services rendered	Selling expenses	General and administrative expenses	Total	Cost of goods sold and services rendered	Selling expenses	General and administrative expenses	Total
Personnel	(114,023)	(370,667)	(124,564)	(609,254)	(134,765)	(341,130)	(217,588)	(693,483)
Material	(10,119)	(13,145)	(367)	(23,631)	(12,918)	(8,473)	(2,056)	(23,447)
Third party services	(983,025)	(1,417,276)	(173,215)	(2,573,516)	(885,657)	(1,178,599)	(209,185)	(2,273,441)
Interconnection and network use	(864,764)	-	-	(864,764)	(950,756)	-	-	(950,756)
Publicity and advertising	-	(203,035)	-	(203,035)	-	(160,736)	-	(160,736)
Rent, insurance, condominium fees and connection media (a)	(369,564)	(30,603)	(49,348)	(449,515)	(356,197)	(32,849)	(41,547)	(430,593)
Taxes, charges and contributions	(436,215)	(719)	(27,476)	(464,410)	(439,198)	(2,009)	(21,250)	(462,457)
Provision for reduction in recoverable value from accounts receivable	-	(207,860)	-	(207,860)	-	(203,086)	-	(203,086)
Depreciation and amortization	(1,105,596)	(234,193)	(103,765)	(1,443,554)	(1,062,973)	(219,296)	(115,007)	(1,397,276)
Cost of goods sold	(511,843)	-	-	(511,843)	(559,743)	-	-	(559,743)
Other operating goods and expenses	(1,195)	(32,515)	(9,234)	(42,944)	(4,255)	(29,830)	(5,896)	(39,981)
Total	(4,396,344)	(2,510,013)	(487,969)	(7,394,326)	(4,406,462)	(2,176,008)	(612,529)	(7,194,999)

(a)The amounts referring to infrastructure-related swap  contracts, under the concept of agent and principal (CPC 30 and IAS 18), which were not recognized as costs and revenues for the three month periods ended March 31, 2014 and 2013 were R$35,185 and R$16,778, respectively (Note 22).

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

24. OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013
Fines and expenses recovered	93,694	36,001	108,816	85,534
Provision for deactivation of assets, labor, tax and civil, net	(195,240)	(95,846)	(195,970)	(145,519)
Net income from disposal/ losses from assets	(12,886)	57,196	(14,546)	54,126
Other income (expenses)	3,663	(991)	3,385	(4,299)
Total	(110,769)	(3,640)	(98,315)	(10,158)

Other operating income	114,176	102,466	129,296	158,188
Other operating expenses	(224,945)	(106,106)	(227,611)	(168,346)
Total	(110,769)	(3,640)	(98,315)	(10,158)

25. NET FINANCIAL INCOME  (EXPENSES)

	Company		Consolidated
	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013
Financial income (expenses)
Investments income	149,708	51,349	160,431	117,801
Gains from derivatives	141,469	8,683	141,469	47,845
Interest receivable	32,783	23,503	32,861	84,555
Monetary/ foreign exchange gains	162,537	16,647	162,959	75,242
Other financial income	34,820	11,254	40,293	39,677
	521,317	111,436	538,013	365,120

Financial expenses
Other liabilities	(208,572)	(95,329)	(208,949)	(180,906)
Losses with derivative operations	(214,420)	(19,749)	(214,420)	(97,347)
Monetary/ foreign exchange losses	(140,960)	(41,245)	(140,527)	(71,721)
Other financial expenses	(62,297)	(10,419)	(62,447)	(31,877)
	(626,249)	(166,742)	(626,343)	(381,851)

Financial result, net	(104,932)	(55,306)	(88,330)	(16,731)

26. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiary recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay the taxes based on estimates, in accordance with interim trial balances. Taxes calculated on profit or losses for the periods covered by the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of tax expense and statutory tax rates

Reconciliation of the reported tax charges and the amounts calculated by applying the nominal tax rate of 34% (income tax of 25% and social contribution tax of 9%) at March 31, 2014 and 2013 is shown in the table below.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

	Company		Consolidated
	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013
Pretax income	957,635	865,857	1,031,964	1,333,150

Income and social contribution expenses on statutory rate (34%)	(325,596)	(294,391)	(350,868)	(453,271)
Permanent and temporary differences
Equity pickup net of effects for interest on equity received	49,448	270,425	342	(151)
Nondeductible expenses, gifts and incentives	(26,089)	(1,989)	(26,089)	(18,247)
Unrecognized deferred taxes in subsidiaries on income and social contribution tax losses	-	-	-	(35,023)
Other exclusions/ additions	5,372	(29,727)	5,421	(16,283)
Tax expenses	(296,865)	(55,682)	(371,194)	(522,975)

Effective rate	31%	6%	36%	39%
Current IRPJ and CSLL	(234,369)	-	(296,575)	(279,529)
Deferred IRPJ and CSLL	(62,496)	(55,682)	(74,619)	(243,446)

Breakdown of changes in the deferred income and social contribution tax assets and liabilities on temporary differences is shown in Note 6.2.

27. EARNINGS PER SHARE

Basic and diluted earnings per share were calculated by dividing income attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares for the year. No transactions were carried out that could have potential shares issued through the date of issuance of the consolidated financial statements; therefore, there are no adjustments of diluting effects inherent to the potential issue of shares.

The table below shows the calculation of earnings per share for the three month periods ended March 31, 2014 and 2013:

	Company
	1st Quarter 2014	1st Quarter 2013
Net income for the year attributed to shareholders:	660,770	810,175
Common	210,424	258,003
Preferred	450,346	552,172

Number of shares:	1,123,269	1,123,269
Weighted average of outstanding common shares over the year	381,336	381,336
Weighted average of outstanding preferred shares over the year	741,933	741,933

Basic and diluted earnings per share:
Common shares	0.55	0.68
Preferred shares	0.61	0.74

28. RELATED-PARTY TRANSACTIONS AND BALANCES

28.a) Terms and conditions of related-party transactions:

a)  Fixed and mobile telephone services: fixed and mobile telephone services provided by companies of Telefónica Group;

b) Expenses incurred: are charged to the Company by Media Networks Latino America and Telefónica Del Peru;

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

c)  Digital TV services: provided by Media Networks Latino America;

d) Lease and maintenance of safety equipment: Provided by Telefonica Engenharia e Segurança do Brasil Ltda.;

e) Corporate services: these are passed through at the cost effectively incurred on those services;

f)  Systems development and maintenance services: provided by Telefónica Global Technology;

g) International transmission infrastructure for a number of data circuit and roaming services: provided by Telefónica International Wholesale Brazil, Telefónica International Wholesale Services Spain and Telefónica USA;

h) Administrative management services: financial, equity, accounting and human resources services provided by Telefonica Serviços Empresariais do Brasil;

i)  Logistics and courier services: provided by Telefonica Transportes e Logística;

j)  Voice portal content provider services: provided by Terra Networks Brazil;

k) Data communications and integrated solution services: provided by Telefónica International Wholesale Services Spain and Telefónica USA;

l)  Long-distance calls and international roaming services: provided by companies of Telefónica Group;

m) Refund of expenses: from advisory service fees, expenses with salaries and other expenses paid by the Company to be refunded by companies of the Telefónica Group;

n)  Brand fee: Assignment of rights to use the brand paid to Telefónica;

o) Stock option plan: to employees of Telefónica and TData linked to the acquisition of Telefónica S.A. shares;

p) Cost Sharing Agreement (CSA); Reimbursement of spending relating to digital businesss for Telefónica Internacional; and

q)  Lease of buildings: Lease of buildings where Telefônica Serviços Empresariais do Brasil and Telefônica Transportes e Logística are based;

For the transactions above, the prices practiced and other sales conditions are agreed between the parties.

A summary of the balances and transactions with related parties is as follows:

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

		Balance sheets - assets
		03/31/2014			12/31/2013
		Current assets		Non-current assets	Current assets		Non-current assets
Controlling	Type of transaction	Accounts receivable, net	Other assets	Other assets	Accounts receivable, net	Other assets	Other assets
Companies
SP Telecomunicações Participações	m)	37	214	5,244	28	183	6,717
Telefónica Internacional	m)	-	154	52,873	-	154	38,386
Telefónica	m)/ p)	-	865	179	-	1,361	179
		37	1,233	58,296	28	1,698	45,282
Other group companies
Telefónica USA	k)	2,020	-	-	2,612	-	-
Telefónica Chile	l)	-	4,644	-	-	4,808	-
Telefónica de España	l)	-	-	-	230	-	-
Telefónica Peru	b) / l)	1,647	-	-	1,573	-	-
Telefônica Engenharia de Segurança do Brasil	a) / e) / m)	1,169	1,973	434	1,320	1,903	472
Telefónica International Wholesale Services Brasil	a) / e) / m)	9,099	155	399	6,966	139	344
Telefónica International Wholesale Services Espanha	k)	35,769	-	-	48,267	-	-
Telefónica Moviles España	l)	7,618	-	-	6,335	-	-
Telefônica Serviços Empresariais do Brasil	a) / e) / m) / q)	2,713	15,391	2,844	2,579	15,284	2,837
Telefônica Transportes e Logistica	a) / e) / m) / q)	331	126	80	530	146	64
Terra Networks Brasil	a) / e) / m)	3,195	5,524	493	2,561	5,682	106
Other	a) / e) / l)	23,920	5,237	17,882	25,352	5,372	13,611
		87,481	33,050	22,132	98,325	33,334	17,434
Total		87,518	34,283	80,428	98,353	35,032	62,716

		Balance sheets - liabilities
		03/31/2014			12/31/2013
		Current liabilities		Noncurrent liabilities	Current liabilities		Noncurrent liabilities
Controlling	Type of transaction	Trade accounts and accounts payable	Other liabilities	Other liabilities	Trade accounts and accounts payable	Other liabilities	Other liabilities
Companies
SP Telecomunicações Participações	e) /m	8,002	-	6,581	50,120	-	6,483
Telefónica Internacional	m)/ p)	207,381	-	-	214,523	-	-
Telefónica	n)	2,180	80,899	2,220	1,772	84,754	2,035
		217,563	80,899	8,801	266,415	84,754	8,518
Other group companies
Telefónica USA	g)	716	42	121	716	31	121
Telefónica Chile	l)	-	-	-	-	-	-
Telefónica de España	l)	10	-	-	441	-	-
Telefónica Peru	l)	-	-	-	-	-	-
Telefônica Engenharia de Segurança do Brasil	d)	2,298	-	8	3,550	-	8
Telefónica International Wholesale Services Brasil	g)	109,739	1,214	378	75,485	-	391
Telefónica International Wholesale Services Espanha	i) / l)	8,541	14,490	-	17,842	9,986	-
Telefónica Moviles España	l)	6,094	-	-	5,468	-	-
Telefônica Serviços Empresariais do Brasil	h) / m)	9,807	24	-	11,701	36	-
Telefônica Transportes e Logistica	i)	30,980	1	270	25,163	1	270
Terra Networks Brasil	j)	871	-	266	883	-	266
Other	c) / f) / l)	53,702	168	614	49,281	146	636
		222,758	15,939	1,657	190,530	10,200	1,692
Total		440,321	96,838	10,458	456,945	94,954	10,210

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

		Income statements – revenues (costs and expenses)
		First quarter of 2014		First quarter of 2013
Controlling	Type of transaction	Revenues	Costs and expenses	Revenues	Costs and expenses
Companies
SP Telecomunicações Participações	e) /m	-	(5,872)	-	(17,078)
Telefónica Internacional	m)/ p)	-	21,094	-	(558)
Telefónica	m)/ n)	3,610	(87,430)	2,139	(34,688)
		3,610	(72,208)	2,139	(52,324)
Other group companies
Telefónica USA	g) / k)	571	(88)	621	(156)
Telefónica Chile	l)	-	(164)	-	-
Telefónica de España	l)	-	(59)	817	(700)
Telefónica Del Peru	b) / l)	-	181	-	(227)
Telefônica Engenharia de Segurança do Brasil	a) / d) / e) / m)	470	(2,119)	601	(1,483)
Telefónica International Wholesale Services Brasil	a) / e) / g) / m)	2,988	(43,976)	1,663	(30,303)
Telefónica International Wholesale Services Espanha	g) / k) / l)	9,128	(10,409)	6,062	(4,340)
Telefónica Moviles España	l)	544	(518)	356	(4,570)
Telefônica Serviços Empresariais do Brasil	a) / e) / h) / m) / q)	978	(13,767)	1,815	(20,713)
Telefônica Transportes e Logistica	a) / e) / i) / m) / q)	298	(21,781)	224	(20,499)
Terra Networks Brasil	a) / g) / j) / m)	1,385	618	1,027	(1,061)
Other	a) / c) / e) / f) / l)	3,084	(6,944)	3,247	(523)
		19,446	(99,026)	16,433	(84,575)
Total		23,056	(171,234)	18,572	(136,899)

28.b) Management compensation

Consolidated management compensation paid by the Company to its Board of Directors and Statutory Directors for the three month periods ended March 31, 2014 and 2013 amounted to approximately R$5,625 and R$16,525, respectively. Of this amount, R$4,388 (R$15,313 as of March 31, 2013) corresponds to salaries, benefits and social charges and R$1,237 (R$1,212 as of March 31, 2013) to variable compensation.

These amounts were carried as labor costs, according to the function in the groups of Costs of Services Rendered, Selling Expenses and General and Administrative  Expenses (Note 23).

For the three month periods ended March 31, 2014 and 2013, our Directors and Officers did not receive any pension, retirement pension or other similar benefits.

29. INSURANCE

The policy of the Company and its subsidiary, as well as of Telefónica Group, includes maintenance of insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management’s judgment and following Telefónica S.A.’s corporate program guidelines.  Risk assumptions adopted, given their nature, are not included in the financial statements audit scope and, as a result, were not reviewed by our independent auditors.

Maximum limits of claims (established pursuant the agreements of each company consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts are as follows:

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

Type	Maximum claim limits
Operating risks (loss of profits)	605,700
General civil liability (RCG)	21,160

30. SHARE-BASED COMPENSATION PLAN

The Company's controlling shareholder, Telefónica S.A., has different share-based compensation plans, which were also offered to management and employees of its subsidiaries, among which are Telefônica Brasil and TData.

Fair value of options is estimated on the grant date, based on the binomial model for pricing options which considers terms and conditions of instruments granted.

The Company refunds Telefónica S.A. for the fair value of the benefit granted to management and employees on grant date.

Significant plans effective as of March 31, 2014 and December 31, 2013 are detailed below:

a)    Telefónica S.A share incentive plan: Performance Share Plan (PSP)

The General Shareholders’ Meeting of Telefónica S.A., held on June 21, 2006, approved the adoption of a long-term incentive plan to executive officers of Telefónica S.A. and its subsidiaries, which consists of granting them, after fulfillment of the requirements set forth in the plan, with a given number of shares of Telefónica S.A., as variable compensation.

Initially, the plan is expected to remain effective for seven years. The plan is divided into five cycles, of three years each, each starting on July 1 (“Start Date”) and ending on June 30 of the third year following the Start Date (“End Date”). At the beginning of each cycle, the number of shares to be granted to plan beneficiaries will be determined based on fulfillment of objectives set. Shares will be granted, as the case may be, after the End Date of each cycle. Cycles are independent, with the first one starting on July 1, 2006 (with shares granted on July 1, 2009), and the fifth cycle, on July 1, 2010 (with shares granted, as the case may be, as from July 1, 2013).

Granting of shares is conditional upon:

•      Beneficiaries staying with the company for the three years of each cycle, subject to certain special conditions in relation to terminations.

•      The actual number of shares granted at the end of each cycle will depend on the level of success and maximum number of shares granted to each executive officer. The level of success is based on the comparison of the evolution of shareholder remuneration considering price and dividends (Total Shareholder Return - TSR) of Telefónica shares, vis-à-vis the evolution of TSRs corresponding to a number of companies quoted in the telecommunications industry, which correspond to the Comparison Group. Each employee enrolled with the plan is granted, at the beginning of each cycle, a maximum number of shares, and the actual number of shares granted at the end of the cycle is calculated by multiplying this number by the maximum level of success on the date. This will be 100% if the evolution of Telefonica's TSR is equal to or greater than the third quartile of the Comparison Group, and 30% if this evolution is equal to the average. If the evolution is maintained between the two values, a linear interpolation will be made, and, if below the median, nothing will be granted.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

At June 30, 2013, the fifth cycle (5th cycle July 1, 2010) of this incentive plan ended. Due to a failure to reach TSR limits the shares were not distributed to the executives.

b)    Performance & Investment Plan (PIP)

The General Shareholders' Meeting of Telefónica S.A., held on May 18, 2011, approved a long-term program to acknowledge the commitment, differentiated performance and high potential of its executive officers at global level, by granting them Telefónica S.A. shares.

Participants of the plan need not pay for the shares initially granted to them and may increase the number of shares receivable by the end of the plan if they decide for a joint investment in their PIP. Co-investment requires that the participant buy and maintain, to the end of the cycle, a number equivalent to 25% of shares initially granted thereto by Telefónica S.A. On participant’s co-investment, Telefónica S.A. will increase initial shares by 25%.

Initially, the plan is expected to remain effective for three years. The cycle began on July 1, 2011 and will be effective until June 30, 2014. The number of shares is reported at the beginning of the cycle and, after three years from the grant date, shares are transferred to the participant if goals are achieved.

Granting of shares is conditional upon:

•      maintenance of active employment relationship within the Telefónica Group on the cycle consolidation date;

•      achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan: the level of success is based on the comparison of the evolution or shareholder compensation, obtained through (TSR) to the evolution of the TSRs of the previously defined Comparison Group companies:

➢  100% are granted if the TSR of Telefónica S.A exceeds the TSR of companies representing 75% of capitalization on the Comparison Group stock exchange.

➢  30% are granted if the TSR of Telefónica S.A is equivalent to the TSR of companies representing 50% of capitalization on the Comparison Group stock exchange.

➢  determined by linear interpolation if the TSR of Telefónica S.A ranges from 50% to 75% of the capitalization of the Comparison Group stock exchange.

➢  No shares are granted if the TSR of Telefónica S.A is below the TSR of companies representing 50% of capitalization on the Comparison Group stock exchange.

The maximum number of shares attributed in the first three outstanding cycles at March 31, 2014 and December 31, 2013 is as follows:

Cycles	Number of shares	Unit value in Euros	Maturity date
1st cycle July 1, 2011	380,663	8.28	June 30, 2014
2nd cycle July 1, 2012	672,675	8.28	June 30, 2015
3rd cycle July 1, 2013	477,010	10.39	June 30, 2016

c)    Global share incentive plan of Telefónica S.A.: “Global Employee Share Plan” or GESP)

The General Shareholders’ Meeting of Telefónica S.A. held on May 18, 2011, approved the share option incentive plan of Telefónica S.A. for Telefonica Group’s employees, on a global level, including employees of Telefonica Brasil and its subsidiary. Through this plan, they are offered the possibility of acquiring shares of Telefónica S.A., which agrees to freely grant participants with a certain number of its shares, whenever certain requirements are fulfilled.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

Initially, the plan is expected to remain effective for two years. Employees enrolled with the plan could acquire Telefónica S.A. shares through monthly contributions of up to 100 Euros (or equivalent in local currency), with maximum of 1,200 Euros over twelve months (vesting period). Shares will be granted, as the case may be, after the vesting period, beginning December 1, 2014, and is conditional upon:

•      Beneficiaries staying with the company for the two years of the program (vesting period), subject to certain special conditions in relation to terminations.

•      The exact number of shares to be granted at the end of the vesting period will rely upon the number of shares acquired and held by employees. Thus, employees enrolled with the plan, continuing with the Group, and who have held the shares acquired for additional twelve months after the vesting period, are entitled to receive one free share for each share they have acquired and held through the end of the vesting period.

The vesting period started in November 2012 and the total number of employees of Telefônica Brasil and its subsidiaries enrolled with the plan totaled 1,839.

The Company and its subsidiary recorded personnel expenses referring to share-based payment plans for the three month periods ended March 31, 2014 and 2013, as follows:

Plans	1st quarter 2014	1st quarter 2013
PSP	-	349
PIP	2,467	2,958
GESP	603	544
Total	3,070	3,851

31.       POST-RETIREMENT BENEFIT PLANS

The plans sponsored by the Company and related benefits types are as follows.

Plan	Type(1)	Entity	Sponsor
PBS-A	BD	Sistel	Telefônica Brasil, jointly with other telecoms originated from the privatization of Telebrás
PAMA / PCE	Health plan	Sistel	Telefônica Brasil, jointly with other telecoms originated from the privatization of Telebrás
CTB	BD	Telefônica Brasil	Telefônica Brasil
PBS	BD/ Hybrid	VisãoPrev	Telefônica Brasil
PREV	Hybrid	VisãoPrev	Telefônica Brasil
Vision	CD/Hybrid	VisãoPrev	Telefônica Brasil and Telefonica Data

(1) DB = Defined benefit plan;
DC = Defined Contribution Plan;
Hybrid = Plan that offers both DB and DC-type benefits.

The Company, together with other companies from former Telebrás System, sponsors private pension plans and post-employment medical benefits, as follows: i) PBS-A; ii) PAMA; iii) CTB ; iv) PBS-Telefonica, PBS-Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular; v) Plano TCP Prev, TCO Prev and CelPrev; and vi) Plano de Benefícios Visão Telefônica and Visão Celular – Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

The Company individually sponsors defined benefit retirement plans - Plano PBS, managed by Visão Prev. In addition, a multiemployer retirement plan (PBS-A) and health care plan (PAMA) are provided by the Company and its subsidiary to retired employees and their dependents (managed by Fundação Sistel, with constituted fund and participants contributions), at shared costs. Contributions to the PBS Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is a fixed percentage of payroll of employees covered by the plan, as described below:

Type	%
PBS Telesp	12.07
PBS Telesp Celular	13.22
PBS Tele Sudeste Celular	12.08
PBS Telemig Celular	24.79
PAMA	1.50

For other employees of the Company and its subsidiary, there is an individual defined contribution plan - Visão Benefit Plan, which is managed by Visão Prev Companhia de Previdência Complementar. These plans are funded by contributions made by participants (employees) and by sponsors, which are credited to members’ individual accounts. The Company and its subsidiary are responsible for funding all administrative and maintenance expenses of such plans, including members’ death and disability risks. The contributions made by the Company and its subsidiary to those plans are equal to those of the participants, which range from 2% to 9% of their salaries, and from 0% to 8% of the contribution salary of Vivo Prev participants, based on the percentage chosen by the employee.

Additionally, the Company supplements the retirement benefits of certain employees of the former Companhia Telefônica Brasileira (CTB).

The Company also sponsors the CelPrev. The participant may contribute to the plan in three ways, to wit: (a) normal basic contribution: percentage ranging from 0% to 2% of their participation salary; (b) normal additional contribution: percentage ranging from 0% to 6% of part of their participation salary exceeding 10 Standard Reference Units of the Plan, and (c) volunteer contribution: percentage freely chosen by the participant, and applied on their participation salary. The sponsor may contribute in four ways, to wit: (a) normal basic contribution: contribution equal to the normal basic contribution of the participant, less contribution to fund the health allowance benefit and administrative expenses; (b) normal additional contribution: equal to the normal additional contribution of the participant, less administrative expenses; (c) volunteer contribution: volunteer contribution and with frequency determined by the sponsor, and (d) special contribution: contribution solely to sponsor’s employees not belonging to PBS and who enrolled with the plan 90 days from the day CelPrev became effective.

All revenue and expenses relating to the defined benefit plan and the hybrid benefit plan as well as the employee contributions, cost of current services, interest on the net actuarial liabilities are recognized directly in the Company´s operating income and that of its subsidiary.

Actuarial gains and losses from the defined benefit plan and the hybrid benefit plan, further to recoverability and surplus limits for reimbursement or reduction of future contributions are being immediately recognized as other comprehensive income and do not generate any impact in the Company´s operational income or that of its subsidiary.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

The actuarial liability recorded by the Company and subsidiary at March 31, 2014 and December 31, 2013, is as follows:

Plan	03/31/2014	12/31/2013
CTB	49,099	49,158
PAMA	329,854	321,193
Total	378,953	370,351

For over funded plans the net actuarial assets were recorded by the Company and its subsidiaries at March 31, 2014 and December 31, 2013 under the other assets group of accounts (Note 9).

32. FINANCIAL INSTRUMENTS

The Company and its subsidiary measured their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, both interpretation of market information and selection of methodologies require considerable judgment and reasonable estimates in order to produce adequate realizable values. Consequently, the estimates presented do not necessarily indicate the amounts that could be realized in the current market. The use of different market hypothesis and/or methodologies may have a significant effect on the estimated realizable values. At March 31, 2014 and December 31, 2013, the Company did not identify any significant and impairment in recoverable amount of its financial instruments.

Breakdown of financial assets and liabilities as of March 31, 2014 and December 31, 2013.

At March 31, 2014:

	Consolidated
	Fair value			Amortized cost
Financial assets	Measured at fair value through P&L	Coverage	Available for sale	Loans and receivables	Level 1 market price	Level 2 estimates based on market data	Total book value	Total fair value
Current assets
Cash and cash equivalents (Note 3)	-	-	-	4,544,521	-	-	4,544,521	4,544,521
Accounts receivable, net (Note 4)	-	-	-	5,914,608	-	-	5,914,608	5,914,608
Derivative transactions (Note 32)	3,111	262,477	-	-	-	265,588	265,588	265,588

Noncurrent assets
Accounts receivable, net (Note 4)	-	-	-	266,193	-	-	266,193	266,193
Profit sharing (Note 10)	-	-	83,296	-	83,296	-	83,296	83,296
Derivative transactions (Note 32)	-	110,434	-	-	-	110,434	110,434	110,434
Total financial assets	3,111	372,911	83,296	10,725,322	83,296	376,022	11,184,640	11,184,640

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

	Consolidated
Financial liabilities	Financial assets measured at fair value through P&L	Amortized cost	Coverage	Level 2 estimates based on market data	Total book value	Total fair value
Current assets
Trade accounts payable (Note 14)	-	6,249,537	-	-	6,249,537	6,249,537
Loans, financing and financial lease (Note 16.1)	-	1,845,626	-	-	1,845,626	2,005,023
Debentures (Note 16.2)	-	295,675	-	-	295,675	620,096
Derivative transactions (Note 32)	7,535	-	41,066	48,601	48,601	48,601

Non-current
Loans, financing and financial lease (Note 16.1)	-	2,404,672	-	-	2,404,672	2,123,152
Debentures (Note 16.2)	-	4,016,671	-	-	4,016,671	3,674,928
Derivative transactions (Note 32)	-	-	32,311	32,311	32,311	32,311
Total financial liabilities	7,535	14,812,181	73,377	80,912	14,893,093	14,753,648

At December 31, 2013:

	Consolidated
	Fair value			Amortized cost
Financial assets	Financial assets measured at fair value through P&L	Coverage	Available for sale	Loans and receivables	Level 1 Market Price	Level 2 estimates based on other market data	Total book value	Total fair value
Current assets
Cash and cash equivalents (Note 3)	-	-	-	6,543,936	-	-	6,543,936	6,543,936
Accounts receivable, net (Note 4)	-	-	-	5,802,859	-	-	5,802,859	5,802,859
Derivative transactions (Note 32)	893	88,606	-	-	-	89,499	89,499	89,499

Non-current
Accounts receivable, net (Note 4)	-	-	-	257,086	-	-	257,086	257,086
Equity interest (Note 10)	-	-	86,349	-	86,349	-	86,349	86,349
Derivative transactions (Note 32)	-	329,652	-	-	-	329,652	329,652	329,652
Total financial assets	893	418,258	86,349	12,603,881	86,349	419,151	13,109,381	13,109,381

	Consolidated
Financial liabilities	Financial assets measured at fair value through P&L	Amortized cost	Coverage	Level 2 estimates based on other market data	Total book value	Total fair value
Current
Trade accounts payable (Note 14)	-	6,914,009	-	-	6,914,009	6,914,009
Loans, financing and financial lease (Note 16.1)	-	1,236,784	-	-	1,236,784	1,417,911
Debentures (Note 16.2)	-	286,929	-	-	286,929	588,116
Derivative transactions (Note 32)	871	-	43,592	44,463	44,463	44,463

Non-current
Loans, financing and financial lease (Note 16.1)	-	3,215,156	-	-	3,215,156	2,923,290
Debentures (Note 16.2)	-	4,014,686	-	-	4,014,686	3,698,203
Derivative transactions (Note 32)	-	-	24,807	24,807	24,807	24,807
Total financial liabilities	871	15,667,564	68,399	69,270	15,736,834	15,610,799

Capital management

The purpose of the Company and its subsidiary’s Capital management is to ensure that a solid credit rating is sustained before the institutions, as well as an optimum capital ratio, in order to support the Company’s businesses and maximize the value to its shareholders.

The Company and its subsidiary manage their capital structure by making adjustments and fitting into current economic conditions. For this purpose, the Company and its subsidiary may pay dividend, raise new loans, issue promissory notes and contract derivative transactions. For the year ended March 31, 2014, there were no changes in the Company’s objectives, policies or capital structure processes.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

The Company and its subsidiary include in the net debt structure the following balances: loans, financing, debentures and finance lease (Note 16) operations with derivatives, net of cash and cash equivalents (Note 3) and short-term investments as a guarantee of the BNB financing.

Risk management policy

The Company is exposed to several market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

The key market risk factors that affect the business of the Company are detailed below:

a.    Currency risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the financial expenses stemming from loans denominated in foreign currency.

At March 31, 2014, 15.7% (15.9% at December 31, 2013) of the financial debt was denominated in foreign currency. The Company has entered into derivative transactions (exchange rate hedge) with financial institutions to hedge against exchange rate variation on its gross debt in foreign currency (R$1,348,534 and R$1,394,523 at March 31, 2014 and December 31, 2013, respectively). In view of this, total debt was covered by long position on currency hedge transactions (swap for CDI) on those dates.

There is also the exchange rate risk related to non-financial assets and liabilities in foreign currency, which can lead to a lower amount receivable or higher amount payable, depending on exchange rate variation in the period.

Hedge transactions were taken out to minimize the exchange rate risk related to these non-financial assets and liabilities in foreign currency. This balance suffers daily alteration due to the dynamics of the Company´s business however, it intends to cover the net balance of these rights and obligations (US$35,288 thousand and €10,463 thousand payable at March 31, 2014 and US$34,500 thousand and €2,490 thousand payable at December 31, 2013) to minimize the related foreign exchange risk.

b.    Interest rate and inflation risk

This risk arises from the possibility of the Company incurring losses due to an unfavorable change in internal interest rates, which may negatively affect financial expenses connected with part of debentures pegged to CDI and derivative short position (exchange rate hedge, IPCA and TJLP) taken out at floating interest rates (CDI).

The debt taken out from BNDES is indexed by the TJLP (Long Term Interest Rate) quarterly set by the National Monetary Council, which was kept at 6% p.a. from July 2009 to June 2012. From July to December 2012, the TJLP was 5.5% p.a., and reduced to 5% p.a. as from January 2013.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

The risk of inflation arises from the debentures of Telemig (merged into Vivo Part. on June 1, 2010), indexed by the IPCA, which may adversely affect our financial expenses in the event of an unfavorable change in this index.

To reduce exposure to local floating interest rates (CDI), the Company and its subsidiary invest cash surplus of R$4,497,736 (R$6,442,015 at December 31, 2013), mainly in short-term financial investments (Bank Deposit Certificates) based on CDI variation. The carrying amount of these instruments approximates market value, since they are redeemable within short term.

c.    Liquidity risk

Liquidity risk derives from the possibility that the Company and its subsidiary do not have sufficient resources to meet their commitments according to the different currencies and terms of execution/settlement of their rights and obligations.

The Company structures the maturity dates of the non-derivative financial agreements, as shown in Note 16, and their respective derivatives as shown in the payments schedule disclosed in the referred note, in such manner as not to affect their liquidity.

The control over the Company’s liquidity and cash flow is monitored daily by management, in such way as to ensure that the operating cash generation and the available lines of credit, as necessary, are sufficient to meet their schedule of commitments, not generating liquidity risks.

d.    Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty in receiving amounts billed to its customers and sales of devices and pre-activated pre-paid cards to the distributor’s network.

The credit risk on accounts receivable is dispersed and minimized by a strict control of the customer base. The Company constantly monitors the level of accounts receivable of post-paid plans and limit the risk of past-due accounts, interrupting access to telephone lines for past due bills. The mobile customer base predominantly uses the prepaid system, which requires prior charging and consequently entails no credit risk. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

The credit risk in the sale of devices and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees.

At March 31, 2014 and December 31, 2013, the customer portfolio of the Company had no subscribers whose receivables were individually higher than 1% of total accounts receivable from services.

The Company is also subject to credit risk arising from short-term investments, letters of guarantee received as collateral in connection with certain transactions and receivables from derivative transactions. The Company controls the credit limit granted to all counterparties and diversifies such exposure among first-tier financial institutions, according to credit policy of financial counterparties in force.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

Derivatives and risk management policy

All the Company’s derivative financial instruments are intended to hedge against the currency risk arising from assets and liabilities in foreign currency, against inflation risk from its debenture and lease indexed to IPCA (inflation rate) with shorter term, and against the risk of changes in TJLP of a debt with the BNDES.  As such, any changes in risk factors generate an opposite effect on the hedged end. Therefore, there are no derivative instruments for speculative purposes and the Company is hedged against currency risk.

The Company has internal controls over its derivative instruments, which, according to management, are appropriate to control the risks associated with each market strategy. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

The Company determines the effectiveness of the derivative instruments entered into, to hedge its financial liabilities at the beginning of the operation and on an ongoing basis (on a quarterly basis). At March 31, 2014 and December 31, 2013, derivative instruments taken out were effective for the hedged debts. Provided that these derivative contracts qualify as hedge accounting, the hedged risk may also be adjusted at fair value, according to hedge accounting rules.

The Company entered into swap contracts in foreign currency at different exchange rates hedging its assets and liabilities in foreign currency.

At March 31, 2014 and December 31, 2013, the Company and its subsidiary had no embedded derivative contracts.

Derivative contracts have specific provisions for penalty in case of breach of contract. A breach of contract provided for in the agreements made with financial institutions is characterized by breach of a clause, resulting in the early settlement of the contract.

Fair value of financial instruments

The discounted cash flow method was used to determine the fair value of financial liabilities (when applicable) and derivative instruments, considering expected settlement of liabilities or realization of assets and liabilities at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&FBovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&FBovespa.

The market values of exchange rate derivatives were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed by CDI was determined using the 252-workday exponential convention.

The consolidated derivative financial instruments shown below are registered with CETIP. All of them are classified as swaps and do not require margin deposits.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

		Consolidated
						Accumulated effect
		Notional value		Fair value		Amount receivable (payable)
Description	Index	03/31/2014	12/31/2013	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Swaps
Receivable
Foreign currency		1,382,109	1,339,265	1,822,813	1,843,347	348,092	393,232
Citibank	US$	265,938	181,230	316,159	240,175	52,843	62,099
Votorantim	US$	-	2,464	-	3,547	-	-
Bradesco	US$	429,608	474,281	564,331	626,463	45,362	50,883
Itaú	US$	54,749	36,656	53,128	37,182	-	394
JP Morgan	US$	443,207	443,207	618,732	645,001	182,656	204,720
Bradesco	EUR	-	12,888	-	12,913	-	-
Itaú	EUR	5,574	5,506	5,304	5,481	-	-
Bradesco	LIBOR US$	179,533	179,533	257,291	264,615	67,231	75,136
Itaú	JPY	3,500	3,500	7,868	7,970	-	-

Floating rate		815,023	736,169	780,603	713,292	4,275	4,438
Bradesco	CDI	-	15,530	-	15,518	-	89
Itaú	CDI	113,449	20,639	113,692	20,769	3,023	-
Citibank	CDI	2,335	-	2,350	-	87	-
HSBC	TJLP	100,000	100,000	94,937	96,715	158	552
Citibank	TJLP	200,000	200,000	189,875	193,430	332	1,233
Santander	TJLP	299,239	300,000	284,812	290,145	517	2,012
Itaú	TJLP	100,000	100,000	94,937	96,715	158	552

Inflation rate		268,991	232,714	294,629	251,282	23,655	21,481
Itaú	IPCA	108,277	72,000	133,964	95,351	22,717	21,159
Santander	IPCA	160,714	160,714	160,665	155,931	938	322

Payable
Floating rate		(2,167,305)	(2,083,238)	(2,224,702)	(2,148,818)	(78,314)	(66,145)
Citibank	CDI	(465,938)	(381,230)	(468,231)	(377,847)	(15,372)	(7,574)
Votorantim	CDI	-	(2,464)	-	(7,335)	-	(3,788)
HSBC	CDI	(100,000)	(100,000)	(99,204)	(98,891)	(4,425)	(2,727)
Bradesco	CDI	(429,608)	(487,169)	(478,336)	(537,975)	(24,143)	(21,932)
Itaú	CDI	(268,600)	(208,454)	(272,210)	(215,479)	(7,752)	(2,855)
Santander	CDI	(459,952)	(460,714)	(461,990)	(456,982)	(17,968)	(13,240)
JP Morgan	CDI	(443,207)	(443,207)	(444,731)	(454,309)	(8,654)	(14,029)

Foreign currency		(298,817)	(224,911)	(378,232)	(309,221)	(2,598)	(3,125)
Bradesco	LIBOR US$	(179,533)	(179,533)	(257,289)	(264,615)	(2,454)	(2,687)
Bradesco	US$	-	(15,530)	-	(15,429)	-	-
Itaú	EUR	(38,278)	(5,709)	(38,356)	(5,811)	(94)	(65)
Itaú	US$	(78,671)	(24,139)	(80,324)	(23,366)	(50)	(373)
Citibank	US$	(2,335)	-	(2,263)	-	-	-

			Receivable			376,022	419,151
			Payable			(80,912)	(69,270)
			Amounts receivable, net			295,110	349,881

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

a) Swaps of foreign currency (USD) vs. CDI (R$1,404,751) – swap transactions contracted with different maturity dates until 2019, to hedge against foreign exchange variation for loans in USD (financial debt carrying amount of R$1,348,534).

b) Swap of foreign currency (Euro and Dollar) and (CDI vs. EUR) (R$47,214) – swap contracts entered into with maturities until May 29, 2014, in order to hedge against foreign exchange variation for net amounts payable in Euro and Dollar (carrying amount of R$79,857 in US Dollar and R$32,647 in Euro).

c) Swap IPCA vs. CDI percentage (R$98,537) – swap transactions with annual maturity dates until 2014 to hedge against the cash flow identical to the debentures (4th issue – 3rd series) pegged to the IPCA (market value R$98,537).

d) Swaps of TJLP vs. CDI (R$664,561) – swap  transactions contracted with maturity dates until 2019, to hedge against foreign exchange variation of TJLP for loans with the BNDES (financial debt carrying amount of R$685,285).

e) IPCA vs. CDI (R$196,091) – swap transactions maturing in 2033 for the purpose of protecting from the IPCA variation risk of finance lease (market balance of R$198,098).

The expected maturities of swap contracts as of March 31, 2014 are as follows:

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

Swaps	Matures in
	2014	2015	2016	2017 onwards	Amounts receivable (payable) at 03/31/2014
Foreign exchange vs. CDI	18,148	184,661	16,342	84,262	303,413
Votorantim	-	-	-	-	-
Bradesco	(16,614)	2,005	16,342	84,262	85,995
JP Morgan	(8,654)	182,656	-	-	174,002
Citibank	45,563	-	-	-	45,563
Itaú	(2,147)	-	-	-	(2,147)

CDI vs. Foreign currency	3,017	-	-	-	3,017
Itaú	2,930	-	-	-	2,930
Citibank	87	-	-	-	87

Forward	(50)	-	-	-	(50)
Itaú	(50)	-	-	-	(50)

TJLP vs. CDI	(7,577)	(10,242)	(6,315)	(2,896)	(27,030)
Citibank	(2,178)	(2,937)	(1,812)	(834)	(7,761)
HSBC	(1,224)	(1,578)	(979)	(485)	(4,266)
Santander	(2,951)	(4,149)	(2,545)	(1,092)	(10,737)
Itaú	(1,224)	(1,578)	(979)	(485)	(4,266)

IPCA vs. CDI	22,802	299	198	(7,539)	15,760
Itaú	22,578	39	26	(1,107)	21,536
Santander	224	260	172	(6,432)	(5,776)

Total	36,340	174,718	10,225	73,827	295,110

For the purpose of preparing the financial statements, the Company and its subsidiary adopted hedge accounting for its foreign currency swaps vs. CDI, IPCA vs. CDI and TJLP vs. CDI swap transactions providing financial debt hedge. Under this methodology, both the derivative and the risk covered are stated at fair value.

At March 31, 2014, ineffectiveness amounted to R$2,891 (R$965 at December 31, 2013).

At March 31, 2014 and 2013, derivative transactions generated a consolidated gain of R$72,951 and R$49,502, respectively, according to Note 25.

At March 31, 2014, consolidated balances were R$376,022 recorded in assets and R$80,912 in liabilities to recognize the derivatives position at that date.

Sensitivity analysis of the Company’s risk variables

CVM Deliberation 604/09 requires listed companies to disclose, in addition to the provisions of Technical Pronouncement CPC No. 40 - Financial Instruments: Disclosure (equivalent to IFRS 7), a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered relevant by management and to which the Company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

The assumption taken into consideration under the probable scenario was to keep, the maturity date of each transaction, what has been signaled by the market through BM&FBovespa market curves (currencies and interest rates). Accordingly, the probable scenario does not provide for any impact on the fair value of the derivative financial instruments mentioned above. For scenarios II and III, risk variables contemplated 25% and 50% deterioration, respectively, pursuant to the applicable CVM ruling.

Considering that the Company has derivative instruments only to cover its assets and liabilities in foreign currency, changes in scenarios are offset by changes in the related hedged items, thus indicating that the effects are nearly null. For these operations, the Company reported the value of the hedged item and of the derivative financial instrument in separate lines in the sensitivity analysis table in order to provide information on consolidated net exposure for each of the three scenarios mentioned, as follows:

Sensitivity analysis – Net exposure

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

Consolidated
Operation	Risk	Probable	Devaluation 25%	Devaluation 50%
Hedge (receivable)	Derivatives (risk of devaluation in US$)	853,435	1,069,359	1,286,326
Debt in US$	Debt (risk of valuation in US$)	(853,435)	(1,069,359)	(1,286,326)
	Net exposure	-	-	-

Hedge (receivable)	Derivatives (risk of devaluation in EUR)	(33,053)	(41,323)	(49,587)
Accounts payable in EUR	Accounts payable in EUR (risk of valuation in EUR)	(13,294)	(16,618)	(19,941)
Accounts receivable EUR	Accounts payable EUR (risk of devaluation in EUR)	45,940	57,425	68,911
	Net exposure	(407)	(516)	(617)

Hedge (receivable)	Derivatives (risk of devaluation in US$)	80,267	100,355	120,457
Accounts payable in US$	Debt (risk of valuation in US$)	(120,284)	(150,355)	(180,426)
Accounts receivable US$	Debt (risk of valuation in US$)	40,226	50,283	60,340
	Net exposure	209	283	371

Hedge (receivable)	Derivatives (risk of fall in IPCA)	294,629	318,826	349,127
Debt in IPCA	Debt (risk of increase in IPCA)	(294,629)	(318,826)	(349,127)
	Net exposure	-	-	-

Hedge (receivable)	Derivatives (risk of fall in UMBND)	543,930	690,011	840,506
Debt in UMBND	Debt (risk of increase in UMBND)	(543,713)	(689,684)	(840,044)
	Net exposure	217	327	462

Hedge (receivable)	Derivatives (risk of fall in TJLP)	664,561	717,203	769,351
Debt in TJLP	Debt (risk of increase in TJLP)	(664,561)	(717,203)	(769,351)
	Net exposure	-	-	-

Hedge (receivable)
Hedge USD (payable)	Derivatives (risk of increase in CDI)	(629,943)	(629,411)	(628,898)
Hedge USD and EUR (receivable and payable)	Derivatives (risk of increase in CDI)	(51,639)	(51,629)	(51,620)
Hedge UMBND (payable)	Derivatives (risk of increase in CDI)	(456,619)	(463,428)	(469,508)
Hedge TJLP (payable)	Derivatives (risk of increase in CDI)	(691,592)	(692,423)	(693,180)
Hedge IPCA (payable)	Derivatives (risk of increase in CDI)	(278,868)	(278,982)	(279,093)
	Net exposure	(2,108,661)	(2,115,873)	(2,122,299)

Net exposure in each scenario		(2,108,642)	(2,115,779)	(2,122,083)

Net effect of variation on current fair value		-	(7,137)	(13,441)

Assumptions for sensitivity analysis

Risk variable	Probable	Deterioration of 25%	Deterioration 50%
USD	2.2630	2.82875	3.3945
EUR	3.120224	3.90028	4.680336
JPY	0.02197	0.0274625	0.032955
IPCA	6.07%	7.59%	9.10%
UMBND	4.42%	5.53%	6.63%
URTJLP	1.97408	2.4676	2.96112
CDI	10.55%	13.19%	15.83%

To determine the net exposure of the sensibility analysis, all derivatives were considered at market value and only hedged elements classified under the hedge accounting method were also considered at fair value.

Telefônica Brasil S.A.

Notes to Quarterly Information

Three-month period ended March 31, 2014

(In thousands of reais)

The fair values shown in the table above are based on the status of the portfolio as of March 31, 2014, not reflecting an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

33. COMMITMENTS AND GUARANTEES (RENTALS)

The Company and its subsidiary rent equipment, facilities, and several stores, administrative buildings, and sites where the radio-base stations are located, through several operating agreements maturing on different dates, with monthly payments. As of March 31, 2014, total amount equivalent to the full contractual period is R$5,655,462 and R$10,157,607, for Company and consolidated, respectively.

The aging list of commitments referring to rental of stores, administrative buildings and sites under non-cancellable contracts is as follows:

	Company	Consolidated
Within 1 year	868,722	1,188,939
From 1 to 5 years	3,053,348	4,469,568
Above 5 years	1,733,392	4,499,100
Total	5,655,462	10,157,607

34. Subsequent events

On April 23, 2014, the General Shareholders’ Meeting (GSM) approved the annual management report, the Company and consolidated financial statements, the independent auditor’s report, the audit committee report for the year ended December 31, 2013.

At that meeting, the allocation of proposed additional dividends was approved, but not yet distributed to  common or preferred shareholders registered at the end of the day April 23, 2014, amounting to  R$132,538.

The value per share of these dividends is R$0.110682844154 and R$0.121751128569 for common and preferred shares respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 19, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director